Exhibit 99.1

Stantec

STN
TSX·NYSE

WE ARE BETTER TOGETHER

2017 FIRST QUARTER REPORT

Three Months Ended March 31, 2017, and 2016

Table of Contents

i Report to Shareholders

Management's Discussion and Analysis

M–1 Core Business and Strategy
M–2 Results
M–18 Summary of Quarterly Results
M–20 Statements of Financial Position
M–21 Liquidity and Capital Resources
M–24 Other
M–25 Outlook
M–26 Critical Accounting Estimates, Developments, and Measures
M–28 Controls and Procedures
M–28 Risk Factors
M–28 Subsequent Events
M–30 Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed Consolidated Financial Statements

F–1 Consolidated Statements of Financial Position
F–2 Consolidated Statements of (Loss) Income
F–3 Consolidated Statements of Comprehensive Loss
F–4 Consolidated Statements of Shareholders' Equity
F–5 Consolidated Statements of Cash Flows
F–6 Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Creating communities is our purpose. Designing with community in mind is our promise.

We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients' needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Report to Shareholders

First Quarter 2017

We achieved good operating results this quarter, with a 69.0% increase in gross revenue and a 35.0% increase in earnings before interest, tax, depreciation, and amortization (EBITDA) over the first quarter of 2016. Adjusted diluted earnings per share remained stable at $0.40 compared to the first quarter of 2016.

This quarter’s growth was led by contributions from acquisitions completed in 2016 and organic growth in our Water and Infrastructure business operating units. We also experienced organic growth in our US operations. Growth was partly offset by organic gross revenue retraction in some of our business operating units and by unfavorable foreign exchange rates. But overall organic growth is trending in the right direction; the rate of retraction decreased from 4.4% in the fourth quarter of 2016 to 2.4% this quarter. We also achieved an increase in gross margin—from 53.9% in Q1 16 to 54.1% in Q1 17—mainly due to the mix of projects acquired from MWH.

This quarter we signed an agreement for the sale of our water software business, Innovyze, Inc. and its subsidiaries (Innovyze), to the EQT Mid Market US fund. After this acquisition (as part of MWH Global, Inc. in 2016), we determined that Innovyze did not add synergies to Stantec’s core business. This strategic divestiture is a positive step that allows both companies to continue to prosper with the best available resources. This divestiture results in a significant reduction in goodwill and debt, but the low tax base of this asset created a high tax liability that will impact our year-to-date results in 2017. As a result of this sale and the accounting method required to account for this divestiture, we had a net loss of $58.0 million in the quarter and a diluted loss per share of $0.51.

This transaction reduced around $292 million of goodwill and intangible assets, will pay down about $202 million in debt, and results in an estimated pre-tax accounting gain of $53.0 million. Because the sale was probable in Q1 17, we recorded a deferred tax liability and expense for the value of our net investment in Innovyze. The timing of the sale resulted in a $90.4 million deferred tax charge that will reverse in Q2 17 when the sale proceeds are realized. This deferred tax charge decreased diluted EPS by $0.79, resulting in a diluted loss per share of $0.51. Further details regarding the impact of this sale are provided on page M-2 of our Management’s Discussion and Analysis for Q1 17.

Financial Summary

For the period ended March 31 (In millions of Canadian dollars, except per share amounts and %)	2017 Q1 $	2016 Q1 $	Change

Gross revenue	1,276.3	755.4	69.0%
EBITDA (note)	89.8	66.5	35.0%
Adjusted net income (note)	45.8	37.6	21.8%
Net (loss) income	(58.0)	30.6	n/m
Adjusted diluted earnings per share (EPS) (note)	0.40	0.40	-
Cash dividends declared per common share	0.1250	0.1125	11.1%

n/m=not meaningful

note: EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures as defined in Definition of Non-IFRS Measures under the Critical Accounting Estimates, Developments, and Measures heading in the Management’s Discussion and Analysis.

i

Organic gross revenue for our Infrastructure business operating unit grew 2.3% over the first quarter of 2016 thanks to strong organic growth in the US transportation sector and stability in our Canadian transportation operations. Our Water business operating unit saw 2.2% organic revenue growth in Q1 17 compared to Q1 16; that growth was achieved in both Canada and the United States. Our Environmental Services business operating unit had stable organic revenue in Q1 17 compared to Q1 16.

Our Buildings business operating unit saw organic revenue retract 6.8% this quarter compared to the first quarter of 2016, which was a very robust quarter for Buildings. We had strong organic growth in Buildings in the United States, but that was offset by retraction in our Canadian and Global operations, mostly due to continued weakness in the oil and gas sector that affected private and public spending in the Middle East and Canada. The retraction in Buildings was also partly due to a number of large public-private partnership projects that have been awarded but will not contribute to revenue until later in 2017. Finally, our Energy & Resources business operating unit experienced a 13.2% retraction in Q1 17 compared to Q1 16 due to the continued downturn in the mining and oil and gas sectors, though this retraction is at a reduced rate compared to 2016.

As the numbers show, our operations are in good shape. Our increasing diversity, worldwide operations, and strategic plan give us the flexibility to take advantage of a wide range of opportunities for short- and long-term growth. Shareholders can remain confident that Stantec provides consistent performance as we pursue our goal of becoming a top 10 global design firm.

In closing, I’m grateful for the expertise, creativity, passion, and hard work of our employees, our good relations with our clients, and the support of our shareholders. Thank you for making our good work possible.

Bob Gomes

President & CEO

May 10, 2017

ii

Management’s Discussion and Analysis

MAY 10, 2017

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2017, dated May 10, 2017, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2017; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2016 Annual Report filed on February 23, 2017; and the Report to Shareholders contained in our 2017 First Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2017, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as we used in 2016 in addition to the new accounting policy regarding assets held for sale described in note 9 of our interim consolidated financial statements for the quarter ended March 31, 2017 (incorporated here by reference).

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while maintaining our newly acquired construction management at-risk services. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the first quarter of 2017 from those described on pages M-4 to M-19 of our 2016 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-1	Stantec Inc.

Results

OVERALL PERFORMANCE

Highlights for Q1 17

We achieved good operating results in the quarter, particularly in our Infrastructure and Water business operating units which make up approximately 50% of our Company’s gross revenue. Comparing the first quarter of 2016 to the first quarter of 2017, our gross revenue increased 69.0%—from $755.4 to $1,276.3 million; EBITDA increased 35.0%—from $66.5 to $89.8 million; and adjusted diluted earnings per share (EPS) was $0.40 in both Q1 16 and Q1 17. (EBITDA and adjusted diluted EPS, both non-IFRS measures, are further discussed in the Definition of Non-IFRS Measures section of this report.)

Our Q1 17 results were positively impacted by an increase in revenue because of acquisitions completed in 2016, organic revenue growth in our Infrastructure and Water business operating units, and continued organic growth in our US operations. Also, positively impacting our results was an increase in gross margin—from 53.9% in Q1 16 to 54.1% in Q1 17—mainly due to the mix of projects acquired from the MWH Global, Inc. (MWH) acquisition in May 2016. Our administrative and marketing expenses increased as a percentage of net revenue—from 43.2% in Q1 16 to 43.6% in Q1 17—primarily because of an increase in marketing and business development labor costs and integration activities resulting from the MWH acquisition. The amortization of intangible assets increased $12.7 million in Q1 17 compared to Q1 16 due to the acquisitions completed in 2016, and interest expense increased $4.5 million; both increases resulted primarily from the MWH acquisition.

During the quarter, we signed an agreement for the sale of our water software business, Innovyze, Inc. and its subsidiaries (collectively, Innovyze). The sale closed on May 5, 2017, resulting in an estimated pre-tax gain of $53.0 million in the second quarter of fiscal 2017, as further described in the Subsequent Events section of this report. In accordance with IFRS, because the sale of Innovyze was probable at March 31, 2017, in Q1 17 we recorded a deferred tax liability and expense relating to the value of our net investment in Innovyze. This resulted in a $90.4 million deferred tax charge in Q1 17 that decreased our diluted earnings per share by $0.79. This deferred tax liability will reverse when we record the gain on sale and associated taxes payable in Q2 17. If we exclude the impact of the $90.4 million, our net income for Q1 17 would have increased 5.9%—from $30.6 million in Q1 16 to $32.4 million in Q1 17. Including the impact of this deferred tax charge, we had a net loss of $58.0 million in the quarter, and our diluted loss per share was $0.51.

The deferred tax charge relating to the sale of Innovyze does not affect our liquidity, our cash flows from operating activities, or our debt covenants in Q1 17.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-2	Stantec Inc.

The following table summarizes key financial data for the first quarter of 2017 and 2016:

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2017	2016	$ Change	% Change

Gross revenue	1,276.3	755.4	520.9	69.0%
Net revenue	873.8	628.6	245.2	39.0%
EBITDA (note 1)	89.8	66.5	23.3	35.0%
Adjusted EBITDA (note 1)	89.9	70.2	19.7	28.1%
Net (loss) income	(58.0)	30.6	(88.6)	n/m
Adjusted net income (note 1)	45.8	37.6	8.2	21.8%

(Loss) earnings per share – basic	(0.51)	0.33	(0.84)	n/m
(Loss) earnings per share – diluted	(0.51)	0.32	(0.83)	n/m
Adjusted EPS – basic (note 1)	0.40	0.40	-	-
Adjusted EPS – diluted (note 1)	0.40	0.40	-	-
Cash dividends declared per common share	0.1250	0.1125	0.0125	11.1%

Cash flows
Used in operating activities	(27.4)	(9.7)	(17.7)	n/m
Used in investing activities	(45.9)	(126.3)	80.4	n/m
From financing activities	58.3	109.1	(50.8)	n/m

n/m = not meaningful

note 1: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the Definitions section) of our 2016 Annual Report and this report.

The following highlights our key activities and initiatives undertaken in the quarter ended March 31, 2017:

•	Our gross revenue grew 69.0% in Q1 17 compared to Q1 16 due to acquisition growth; this was partly offset by organic gross revenue retraction and the impact of foreign exchange. Organic revenue is trending in a positive direction with retraction decreasing from 4.4% in Q4 16 to 2.4% Q1 17.

•	Our Infrastructure business operating unit had organic gross revenue growth of 2.3% in Q1 17 compared to Q1 16 due to strong organic growth in our US Transportation sector while our Canadian Transportation sector was stable. Our Water business operating unit had 2.2% organic revenue growth with growth occurring in both Canada and the United States. Our Environmental Services business operating unit had stable organic revenue in Q1 17 compared to Q1 16.

•	Our Buildings business operating unit had organic revenue retraction of 6.8% in Q1 17 compared to Q1 16, which was a very robust quarter for Buildings. During Q1 17, strong organic revenue growth in the United States was offset by organic revenue retraction in our Canadian and Global operations. The retraction occurred primarily because of the decline in the oil and gas sector that affected both private and public spending in Canada and the Middle East. We have successfully pursued and secured design-build public-private partnership (P3) projects, as a result of these project wins, we expect revenue to increase starting in Q2 17. Organic revenue in our Energy & Resources business operating unit retracted 13.2% in Q1 17 compared to Q1 16 because of the weakness in the oil and gas industry in Canada, but this retraction is at a reduced rate compared to 2016. Our Oil & Gas sector in Energy & Resources now represents only approximately 3% of our total Q1 17 gross revenue.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-3	Stantec Inc.

•	During the quarter, we signed an agreement for the sale of our water software business, Innovyze, Inc. and its subsidiaries, Innovyze Pty Limited and Innovyze Limited, to the EQT Mid Market US fund, part of the international alternative investments firm EQT. The agreement at March 31, 2017, was subject to customary conditions and regulatory approvals. Innovyze develops and sells software and services related to the water industry and joined Stantec as part of the MWH acquisition in 2016. Subsequent to the MWH acquisition, we determined that this line of business would not add synergies and would potentially conflict with our core business. We saw this sale as an opportunity to continue working with Innovyze in servicing our clients while allowing both companies to prosper with the best available resources. From a balance sheet perspective, the sale reduces a portion of our goodwill and intangible assets, and provide us the opportunity to reduce debt by approximately $202.2 million. We estimate that the related net tax expense on the sale will be approximately $110 million.

The sale of Innovyze closed on May 5, 2017, for gross proceeds of US$270.0 million less working capital adjustments and assumed indebtedness and subject to customary post-closing adjustments as further described in the Subsequent Events section of this report.

•	During the quarter, we made substantial progress toward the merger of projects and financial integration of the America’s division of MWH into our enterprise management system. We expect this work to be completed in Q2 17. In addition, we have harmonized key policies and procedures for our North American operations. We are in the planning stages for full integration of the MWH global consulting operations, which we expect to be completed in 2018.

•	We declared and paid a cash dividend of $0.1250 per share on April 13, 2017, to shareholders of record on March 31, 2017. Additionally, on May 10, 2017, we declared a dividend of $0.1250 per share, payable on July 13, 2017, to shareholders of record on June 30, 2017.

RESULTS COMPARED TO 2017 TARGETS

In the Management’s Discussion and Analysis in our 2016 Annual Report, we established various ranges of expected performance for fiscal year 2017. The following table indicates our progress toward these targets as at March 31, 2017:

Measure	2017 Target Range	Results Achieved
Gross margin as % of net revenue	Between 53% and 55%	54.1%	✓
Administrative and marketing expenses as % of net revenue	Between 41% and 43%	43.6%	x
EBITDA as % of net revenue (notes 1 and 2)	Between 11% and 13%	10.3%	x
Net (loss) income as % of net revenue	At or above 5.0%	(6.6%)	x

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this report.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: EBITDA is a non-IFRS measure (discussed in the Definitions section of our 2016 Annual Report).

✓   Met or performed better than target.

x    Did not meet target.

At the end of Q1 17, we met our target for gross margin as a percentage of net revenue. However, we did not meet our targets for administrative and marketing expenses, EBITDA, or net income as a percentage of net revenue. The results were impacted by an increase in administrative and marketing expenses due to higher marketing and business development labor costs and increased integration activities resulting from the MWH acquisition. In addition to these impacts, net income as a percentage of net revenue was also impacted by a deferred income tax expense of $90.4 million incurred in the quarter related to the sale of Innovyze. Excluding the impact of this deferred tax charge, net income as a percentage of net revenue was 3.7%. Excluding the impact of the sale of Innovyze, we believe we will meet our 2017 annual targets.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-4	Stantec Inc.

RESULTS OF OPERATIONS

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended March 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2017	2016	2017 vs. 2016

Gross revenue	146.1%	120.2%	69.0%
Net revenue	100.0%	100.0%	39.0%
Direct payroll costs	45.9%	46.1%	38.7%
Gross margin	54.1%	53.9%	39.3%
Administrative and marketing expenses	43.6%	43.2%	40.1%
Depreciation of property and equipment	1.6%	1.6%	37.6%
Amortization of intangible assets	2.7%	1.7%	117.6%
Net interest expense	0.9%	0.5%	145.2%
Other net finance expense	0.3%	0.2%	100.0%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	75.0%
Foreign exchange loss (gain)	0.1%	0.0%	n/m
Other expense (income)	(0.1%)	0.0%	n/m
Income before income taxes	5.1%	6.8%	5.2%
Income taxes	11.7%	1.9%	n/m
Net (loss) income	(6.6%)	4.9%	n/m

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following sections outline specific factors that affected the results of our operations in the first quarter of 2017 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2017.

GROSS AND NET REVENUE

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue. The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since Construction Services incurs higher costs for subcontractors, direct materials, and equipment.

For the purpose of the analysis and tables that follow, revenue earned by acquired companies in the first 12 months following an acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

Consulting Services generates a portion of gross revenue in foreign currencies primarily in US dollars. Construction Services generates gross revenue primarily in British pound sterling and US dollars. In 2016, our reportable segments generated a portion of gross revenue in US dollars. The value of the Canadian dollar averaged US$0.73 in Q1 16 and US$0.76 in Q1 17, representing a 4.1% increase. The strengthening Canadian dollar had a negative effect on the revenue reported in Q1 17 compared to Q1 16. Fluctuations in other foreign currencies did not have a material impact on our revenue in Q1 17 compared to Q1 16.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-5	Stantec Inc.

Our contract backlog was $4.0 billion at March 31, 2017—$2.9 billion in Consulting Services and $1.1 billion in Construction Services—compared to $3.9 billion at December 31, 2016. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2016 Annual Report.). This increase was partly offset by the fluctuation in foreign exchange since the Canadian dollar was US$0.75 at March 31, 2017, compared to US$0.74 at December 31, 2016.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter Ended March 31 2017 vs. 2016

Increase (decrease) due to
Acquisition growth	553.6
Organic retraction	(18.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(14.4)
Total net increase in gross revenue	520.9

Net Revenue (In millions of Canadian dollars)	Quarter Ended March 31 2017 vs. 2016

Increase (decrease) due to
Acquisition growth	276.8
Organic retraction	(20.1)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(11.5)
Total net increase in net revenue	245.2

The acquisitions that led to acquisition growth are listed in the following Gross Revenue by Reportable Segments section. When comparing Q1 17 to Q1 16, we had organic gross revenue growth in our Infrastructure and Water business operating units, and our Environmental Services business operating unit was stable. Organic gross revenue retracted in our Buildings and Energy & Resources business operating units.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-6	Stantec Inc.

Gross Revenue by Reportable Segments

The following charts and tables summarize gross revenue and gross revenue growth in our two service offerings and our four reportable segments—Consulting Services for Canada, United States, and Global; and Construction Services.

  Gross Revenue by Reportable Segment

(In millions of Canadian dollars)	Quarter Ended March 31, 2017	Quarter Ended March 31, 2016	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	281.0	298.9	(17.9)	4.4	(22.3)	n/a
United States	586.0	433.6	152.4	154.1	11.8	(13.5)
Global	137.2	22.9	114.3	123.0	(7.8)	(0.9)

Total Consulting Services	1,004.2	755.4	248.8	281.5	(18.3)	(14.4)
Construction Services	272.1	-	272.1	272.1	-	-

Total	1,276.3	755.4	520.9	553.6	(18.3)	(14.4)

n/a = not applicable

Total gross revenue in Q1 17 was positively impacted by the acquisitions completed in 2016. This increase was partly offset by the strengthening Canadian dollar in Q1 17 compared to Q1 16 and by organic revenue retraction, primarily in our Canadian and Global Consulting Services operations.

The following acquisitions, completed in 2016, impacted our reportable segments year to date:

Consulting Services – Canada

•	MWH Global, Inc. (MWH) (May 2016)

•	Architecture | Tkalcic Bengert (Arch | TB) (December 2016)

Consulting Services – United States

•	Bury Holdings, Inc. (Bury) (March 2016)

•	VOA Associates, Inc. (VOA) (May 2016)

•	MWH Global, Inc. (MWH) (May 2016)

•	Edwards & Zuck, P.C. and Edwards & Zuck, D.P.C. (collectively, Edwards & Zuck) (September 2016)

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-7	Stantec Inc.

Consulting Services – Global

•	MWH Global, Inc. (MWH) (May 2016)

Construction Services

•	MWH Global, Inc. (MWH) (May 2016)

Consulting Services – Canada

Gross revenue from our Consulting Services – Canada operations decreased by 6.0% in Q1 17 compared to Q1 16. We experienced organic revenue retraction in our Energy & Resources, Environmental Services, Infrastructure, and Buildings business operating units. These retractions were partly offset by strong growth in our Water business operating unit.

In the private sector, our Energy & Resources business operating unit experienced organic revenue retraction compared to Q1 16 in two sectors: Oil & Gas and Power. In our Oil & Gas sector, organic gross revenue retraction continued at the lower rates seen in the second half of 2016. We continue to win a stream of generally smaller projects because of our strong client relationships and industry expertise. Resulting from the slowdown in the power and telecommunications business in Quebec, our Power sector retracted, but this was partly offset by strength in our Atlantic region. Our Mining business results were consistent with Q1 16, and we were recently awarded several contracts we believe will lead to larger projects.

In our Environmental Services business operating unit, we saw organic retraction mainly in our Oil & Gas sector. Almost 65% of our Canadian Environmental Services revenue is derived from our Oil & Gas clients.

The Community Development sector of our Infrastructure business operating unit saw organic retraction in Q1 17 compared to Q1 16, particularly in central and northern Alberta, due to the continuing weakness in the oil and gas sector. Our Transportation sector benefited from the 2016 federal and provincial budgets, which provided stimuli for infrastructure spending. While these stimuli were introduced in 2016 budgets, we expect actual spending will continue throughout this year and beyond. Revenue in Q1 17 in our Transportation sector was consistent with Q1 16.

Within the public sector, our Water business operating unit is starting to benefit from infrastructure spending on water and wastewater treatment facilities. Compared to Q1 16, organic gross revenue growth in Water occurred in all provinces, except Saskatchewan and Manitoba.

Buildings retracted in Q1 17 compared to Q1 16. We were awarded several significant P3 projects this quarter; however, there is always a lag of several months between the award of a project and its financial close, when project work can begin and revenue can be recorded.

Consulting Services – United States

Gross revenue in our Consulting Services – United States operations increased by 35.1% in Q1 17 compared to Q1 16. This increase resulted primarily from acquisition growth, particularly in Buildings and Water business operating units, and from organic revenue growth. Gross revenue growth was partly offset by foreign exchange since the US dollar weakened compared to the Canadian dollar. Organic gross revenue growth—2.7% in Q1 17 compared to Q1 16—was largely driven by our Buildings and Infrastructure business operating units. In particular, within Infrastructure, Transportation grew due to our strategic market position in North America. Organic growth in our Buildings business in Q1 17 mainly resulted from an expansion in our Commercial and Education sectors. Our Power business saw growth assisted by renewable energy and distributed generation, along with continued market penetration in the transmission and distribution markets.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-8	Stantec Inc.

In the private sector, the housing market continued to grow, specifically in Florida, Texas, and the western United States. We saw a persistent trend toward urbanization, which means that cities need to be revitalized. Our Buildings business operating unit has experienced steady activity in the healthcare and commercial markets, and we saw increased opportunities in the southwestern United States, particularly in our Education sector. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business. Our transmission and distribution opportunities remained steady.

The public sector continued to be an area of growth for us, though there remains some uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities increased in the United States as some clients view design-build as a more efficient project delivery method. Organic revenue growth occurred in our Transportation sector due to our strategic market position in program management, bridge inspection, light-rail transit, roadway, and bridge projects. Our Water business continued to benefit from regulatory requirements, including consent decrees that mandate municipalities to upgrade their water and wastewater facilities, as well as from the continued efforts of public agencies and private industrial concerns to improve operational efficiency. In addition, Water benefited from acquisition revenue driven by a high volume of design-build activity. We continued to build our expertise in flood protection and resiliency. In our Energy & Resources business operating unit, acquisition revenue from the Waterpower & Dams sector was strong in our eastern US operations.

Consulting Services – Global

Gross revenue from our Consulting Services – Global operations increased by $114.3 million in Q1 17 compared to Q1 16. Our acquisition revenue increased as a result of the MWH acquisition and was partly offset by organic gross revenue retraction in our Mining sector and our Buildings business operating unit. Our Water business operating unit in the United Kingdom benefited from strong revenue as a result of the UK Water Asset Management Program (AMP) cycle. Driven by the receipt of contract change orders, revenues were higher than expectations in our Asia Pacific Water operation. Latin America has encountered lower volume due to project delays and cancellations relating to slowing mining market conditions.

Construction Services

Construction Services earned $272.1 million in gross revenue in Q1 17. Revenue was generated primarily in the United States and United Kingdom.

In Q1 17, the United States generated $178.8 million, and Canada generated $3.6 million in gross revenue. In the United States, there was significant and steady work during the quarter on a number of major wastewater treatment plant construction projects in the west. Also, activity increased on a major new commercial contract; under this contract, we are performing the construction management and project management services for a major manufacturer.

The remaining $89.7 million in gross revenue for Construction Services was earned mainly in the United Kingdom. Revenue in the United Kingdom was driven by ongoing construction activities for water utilities in the third year of the AMP cycle.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-9	Stantec Inc.

Gross Revenue by Consulting Services – Business Operating Units

The following charts and tables summarize gross revenue and gross revenue growth in our five Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water:

  Gross Revenue by Consulting Services - Business Operating Unit

	Quarter Ended March 31
(In millions of Canadian dollars, except %)	2017	% of Consulting Services Gross Revenue	2016	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2017 vs. 2016
Consulting Services
Buildings	228.7	22.8%	214.8	28.4%	6.5%
Energy & Resources	116.4	11.6%	85.5	11.3%	36.1%
Environmental Services	159.6	15.9%	122.0	16.2%	30.8%
Infrastructure	264.4	26.3%	247.2	32.7%	7.0%
Water	235.1	23.4%	85.9	11.4%	173.7%

Total Consulting Services	1,004.2	100.0%	755.4	100.0%	32.9%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings and Infrastructure business operating units.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each Consulting Services business operating unit is summarized in the following table:

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-10	Stantec Inc.

  Gross Revenue by Consulting Services - Business Operating Unit

	Quarter Ended March 31, 2017 vs. 2016

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	13.9	32.8	(14.7)	(4.2)
Energy & Resources	30.9	43.0	(11.3)	(0.8)
Environmental Services	37.6	39.7	-	(2.1)
Infrastructure	17.2	16.9	5.8	(5.5)
Water	149.2	149.1	1.9	(1.8)

Total Consulting Services	248.8	281.5	(18.3)	(14.4)

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings and Infrastructure business operating units.

The following lists the acquisitions completed in 2016 that impacted specific Consulting Services business operating units in Q1 17:

Buildings Bury (Mar. 2016) VOA (May 2016) Edwards & Zuck (Sep. 2016) Arch | TB (Dec. 2016)	Energy & Resources MWH (May 2016)	Environmental Services MWH (May 2016)	Infrastructure Bury (Mar. 2016) MWH (May 2016)	Water MWH (May 2016)

Buildings

Gross revenue for our Buildings business operating unit increased 6.5% in Q1 17 compared to Q1 16 because of acquisition growth. This increase was partly offset by a 6.8% organic revenue retraction and by foreign exchange because the US dollar weakened compared to the Canadian dollar in Q1 16. Our Canadian and Global operations experienced retraction that was partly offset by organic growth in our US operations. We were awarded several significant P3 projects this quarter; however, there is always a lag of several months between the award of a project and its financial close, when project work can begin and revenue can be recorded. Because of the robust quarter in Q1 16, the retraction in Q1 17 was larger than it might otherwise have been and the decline in the oil and gas sector, continued to impact private and public spending in our Canadian and Middle Eastern operations.

In Canada, we maintained strong activity in the healthcare, commercial, and education markets; experienced steady activity in the civic and industrial sectors; and in Q4 16, completed one strategic acquisition, the acquisition of Arch | TB. In the United States, gross revenue increased due to strategic acquisitions completed in 2016. We experienced steady activity in the healthcare and commercial markets and saw increased opportunities in the southwestern United States, particularly in our Education sector. We benefit from the urbanization trend across North America as inner cities are revitalized. Our Civic sector provides a range of services to respond to these needs.

Highlights of projects secured in the quarter include a contract for the design-build services of Phase 1 of the Royal Columbian Hospital Redevelopment Project in New Westminster, British Columbia. Phase 1 includes a new acute mental health and substance use building, an energy center, an underground parking structure, a new data center, and associated tunnel and bridge connections to the rest of the hospital campus. Also during the quarter, we were awarded the design-build services for the new LEED Silver Link Operations & Maintenance Facility East in Bellevue, Washington, to support the expansion of the Central Puget Sound Regional Transit Authority’s Link light-rail transit system.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-11	Stantec Inc.

Energy & Resources

Gross revenue for our Energy & Resources business operating unit increased 36.1% in Q1 17 compared to Q1 16. Revenue was positively impacted by acquisition growth. Organic gross revenue retracted 13.2% in Q1 17 compared to Q1 16.

Sustained weakness in the oil and gas sector in Canada and the United States continues to impact our engineering services. We experienced organic revenue growth in our US Power, Mining, and Oil & Gas sectors in Q1 17 compared to Q1 16; however, this was offset by organic revenue retraction in these sectors in our Canadian operations with the exception of Mining which was stable. Our Oil & Gas engineering services represented approximately 8% of our Company’s overall annual gross revenue in 2015, approximately 4% in 2016, and approximately 3% in Q1 17. This change, as well as the change in the environmental services we provide to this industry (described below), reduces the impact of our exposure to further potential declines in this industry.

The retraction in Q1 17 compared to Q1 16 for our Oil & Gas sector continued because of the ongoing substantially lower-price environment and the volatility in oil and gas prices. These factors are causing curtailed capital spending and continuing pressure to reduce rates in this sector. Delays in regulatory approvals for export pipelines have also contributed to the slowdown in both midstream and upstream work. Despite a slowdown caused by uncertain market conditions, in our midstream business, new work continued to be awarded for smaller projects. For example, during the quarter, we won a contract to provide construction management services for the reactivation of two segments of pipeline in western Alberta and eastern British Columbia. We will manage the work of third-party contractors performing services such as in-line inspection of the pipeline and general construction work.

In our Power sector, we continued securing projects as a result of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. In the United States, our organic revenue growth was strong, assisted by renewable energy and distributed energy, along with continued market penetration in the transmission and distribution markets. Our Canadian Power operations were impacted by the slowdown in capital spending by oil and gas clients, resulting in deferred and cancelled proposed gas-generation projects. Nonetheless, we continued to secure projects.

Our Mining sector’s organic revenue retraction was caused primarily by the continuing slowdown in the mining market and by regulation changes in Indonesia. Latin America encountered lower volume due to project delays and prospect cancellations in the public sector. The organic retraction in our Mining operations is due mainly to continued challenging macroeconomic industry conditions and clients taking a cautious approach to capital spending. However, we continue to market our services, and the number of small to midsized capital projects we have been awarded has increased.

Activity remains strong in the Waterpower & Dams sector, especially with higher-than-expected volume in our eastern US operations and a positive adjustment in estimated costs to complete on the Panama Canal project.

Environmental Services

Gross revenue for our Environmental Services business operating unit increased 30.8% in Q1 17 compared to Q1 16. Revenue was positively impacted by acquisition growth, which was partly offset by foreign exchange.

Environmental Services continues to be impacted by low commodity prices and reduced capital spending, primarily in the oil and gas midstream sector. This led to project delays and cancellations and put downward pressure on project fees. Existing large-scale projects continue to wind down; however, the industry is starting to show signs of stabilization within the oil and gas sector in Q1 17. We believe project opportunities exist due to increased requests for proposals and the potential for key clients to make final investment decisions in the second half of 2017. Our North American operations continue to win a stream of generally smaller lower-margin projects because of our strong client relationships and industry expertise.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-12	Stantec Inc.

In the United States, we had organic gross revenue growth. The winding down of projects was offset by growth in our Power and Transportation sectors. We experienced increased activity in airport and rail projects as well as highway and road projects, particularly in our eastern US operations. Our Oil & Gas environmental services represented approximately 7% of our Company’s overall annual gross revenue in 2015, approximately 5% in 2016, and approximately 3% in Q1 17. This change reduces the impact of our exposure to further potential declines in this industry. The downward trend in oil and gas over the last two years has stabilized, and based on an increase in Q1 17, we expect modest capital spending growth among oil and gas companies. We believe that the forecast for US performance is positive for the remainder of 2017 supported by strong backlog.

In Canada, Environmental Services continued to face pricing pressures as clients reviewed their supply chain for opportunities to gain efficiencies; therefore, our margins were impacted. Organic gross revenue retraction slowed in Q1 17 as evidenced by recent wins, including some new clients and an increase in small project opportunities. Although the oil and gas and mining markets continued to be challenged across North America, we maintained our backlog because of our strong emphasis on operations and maintenance programs and a significant gold mining environmental assessment project. We anticipate growth in government infrastructure spending, including spending in Aboriginal communities. This growth has been driven by additional fiscal stimulus from the federal government and significant commitments from key provinces in recent budgets; however, infrastructure spending has been slow in becoming meaningful revenue in Q1 17.

In our Global operations, we had higher-than-expected project volume in Italy due to a significant environmental services contract.

Highlights of projects won in the quarter include a contract to provide environmental services for the redevelopment of two mine sites in Lynn Lake, Manitoba. Our team will complete environmental baseline studies (started in 2015), additional environmental pre-construction monitoring, and an environmental assessment for the regulatory submission (federal and provincial environmental licensing). Also during the quarter, we secured a project to provide environmental consulting services to increase the capacity of a natural gas transmission pipeline in northeastern British Columbia. We will provide environmental and socioeconomic assessments and an environmental protection plan to assist our client in the assessment and mitigation of their project’s impacts.

Infrastructure

Gross revenue for our Infrastructure business operating unit increased by 7.0% in Q1 17 compared to Q1 16. This increase was due to acquisition revenue and organic gross revenue growth of 2.3% in Q1 17 compared to Q1 16 and was partly offset by foreign exchange. We had strong organic growth in our Transportation sector and slight retraction in our Community Development sector in Q1 17 compared to Q1 16.

Our Community Development sector retracted in Canada—mainly in the west—in Q1 17 compared to Q1 16. We perform approximately 40% of our Community Development work in Canada and approximately 60% in the United States. The continuing slow Alberta economy resulted in lower business volume and increased downward pressure on fees, but eastern Canada remained stable. Except for Alberta, other parts of Canada and the United States experienced a continued demand for housing, a continued interest in urban development, and an increase in mixed-use commercial projects. US organic gross revenue was stable in Q1 17 compared to Q1 16. We continued to work on US urban design projects, further diversifying our strong greenfield business in the Sunbelt states. As well, landscape architecture opportunities for parks and open-space work and for private sector commercial and institutional work continued to improve.

Our Transportation sector saw organic growth, largely in the United States, in Q1 17 compared to Q1 16. Our Transportation sector generates approximately 75% of its revenue in the United States. An expanding US economy and our North American strategic market position led to increased organic growth opportunities because of projects such as program management, bridge inspection, light-rail transit, roadway, and bridges. Our Transportation sector works on projects of various sizes; this provides diversity, limits our liability exposure, and positions us to compete in

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-13	Stantec Inc.

both large and small markets. Transportation’s backlog grew, and we continued to pursue large project opportunities in both Canada and the United States.

Highlights of projects secured in the quarter include a contract to provide engineering services for the Metro Line Light-Rail Transit expansion in northwest Edmonton, Alberta. The 11-kilometre (6.8-mile) extension includes nine stations and two new transit centers. Our team will provide a concept plan review, preliminary engineering, and a procurement ready package for the initial one-kilometre section to move the project forward. We were also awarded a contract to prepare a project scoping report, design approval document, and preliminary plans for the Nassau Expressway Resiliency and Operations Improvement Design-Build Project in New York State’s southwestern Nassau County. In addition, during the quarter, we were selected to join a Traffic and Transportation Engineering Professional Services panel to provide efficient professional services for small to midsized transportation projects in Auckland, New Zealand, from 2017 to 2022.

Water

Gross revenue for our Water business operating unit increased $149.2 million in Q1 17 compared to Q1 16. This increase, partly offset by foreign exchange, was due to acquisition growth and 2.2% organic gross revenue growth.

During Q1 17, our Canadian water business outpaced the United States, and our Canadian operations performed well overall with some slowing in northern Alberta and the Prairies. Growth in our US operations occurred in all regions, except for the west. We continued to benefit from the need to replace aging and obsolete infrastructure. Our water and wastewater treatment facilities planning and design business performed well with a diverse mix of private and public clients addressing capacity expansion needs and regulatory requirements. The impact of large project starts on our Canadian operations was mixed due to extensions, resumptions, and initiation delays in the industrial wastewater treatment arena. We continued to benefit from regulatory requirements, including consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, and from the continued efforts of public agencies and private industrial concerns to improve operational efficiency. Additional regional drivers included population growth, climate change-driven resiliency, commodity production, and water resources availability.

Our Water sector in the United Kingdom benefited from strong revenue in the UK Water Asset Management Program cycle. In our Asia Pacific Water operations, revenues—driven by the receipt of contract change orders—were better than expected.

Highlights of projects awarded in the quarter include a contract to provide an environmental impact statement for the proposed Cedar Ridge Reservoir permit application, which is intended to provide a supply of water for the city of Abilene, Texas, and its regional customers. The project includes a dam and reservoir, pump stations, pipeline, and a water treatment plant expansion. Our team will validate the project purpose and need and formulate alternatives. In addition, during the quarter, we were selected to be part of a team of three engineering companies with New York City water tunnel experience to provide project management and design and construction support services for the Queens-Brooklyn portion of City Tunnel 3, Stage 2. The project involves construction of two new shafts to a depth of 750 feet (229 metres) and rehabilitation and activation of previously completed underground portions of City Tunnel 3 in Queens and Brooklyn. When complete, the project will provide drinking water supply to over 4.5 million people in Queens, Brooklyn, and Staten Island.

GROSS MARGIN

For a definition of gross margin, refer to the Definitions section of our 2016 Annual Report (incorporated here by reference). Gross margin as a percentage of net revenue was 54.1% in Q1 17 compared to 53.9% in Q1 16, falling within our previously targeted range of 53.0% to 55.0% (set out in our 2016 Annual Report). The increase from Q1 16 to Q1 17 resulted from an increase in margins in our US and Global operations, particularly in our Energy & Resources

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-14	Stantec Inc.

and Water business operating units. These increases were partly offset by the addition of the Construction Services business, which generates a lower margin than our Consulting Services business.

The following table summarizes gross margin percentages by reportable segments:

  Gross Margin by Reportable Segments

	Quarter Ended March 31
	2017	2016
Consulting Services
Canada	53.5%	54.2%
United States	56.0%	53.9%
Global	57.9%	50.7%
Construction Services	37.4%	n/a

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

In Consulting Services, our US operations had higher margins, mainly from the mix of projects acquired from MWH and predominantly in the Water business operating unit and Waterpower & Dams sector. Margins for our Global operations also increased due to the mix of projects acquired from MWH. Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services.

Consulting Services can be further described by business operating unit. The following table summarizes our gross margin percentages by business operating unit:

  Gross Margin by Consulting Services - Business Operating Unit

	Quarter Ended March 31
	2017	2016
Consulting Services
Buildings	55.2%	55.0%
Energy & Resources	53.1%	44.6%
Environmental Services	56.3%	57.2%
Infrastructure	53.5%	54.0%
Water	58.9%	56.6%

Note: Comparative figures have been reclassified due to a realignment of our organizational structure from four to five business operating units and a realignment of several business lines between our Buildings and Infrastructure business operating units.

Our Energy & Resources business operating unit had higher margins in Q1 17 compared to Q1 16, mainly due to the mix of projects acquired from MWH, particularly in the Waterpower & Dams sector.

Our Environmental Services business operating unit had lower margins, mainly due to the continued downward billing rate pressures, a decrease in subconsultant markups in both Canada and the United States, and the delay or cancellation of larger oil and gas capital-intensive projects that historically have had higher margins.

Our Water business operating unit had higher margins in Q1 17 compared to Q1 16 due to the mix of projects acquired from MWH and the normal fluctuations of our client and business mix.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-15	Stantec Inc.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue was 43.6% in Q1 17 compared to 43.2% in Q1 16, falling slightly above our expected range of 41% and 43% (set out in our 2016 Annual Report).

Administrative and marketing expenses fluctuate year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, by business development, and by integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher because of integration activities, including orienting newly acquired staff.

Administrative and marketing expenses as a percentage of net revenue was higher in Q1 17 compared to Q1 16, mainly due to an increase in marketing and business development labor costs and integration activities resulting from the MWH acquisition. These increases were partly offset by a decrease in occupancy costs in Q1 17 compared to Q1 16.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q1 17 and Q1 16:

Amortization of Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2017	2016

Client relationships	9,429	3,810
Backlog	7,004	2,179
Software	5,289	4,791
Other	2,310	351
Lease disadvantage	(522)	(328)

Total amortization of intangible assets	23,510	10,803

The $12.7 million increase in intangible asset amortization from Q1 16 to Q1 17 was mainly due to an increase in client relationships, backlog, finite-lived trademarks, software, and lease advantages from acquisitions completed in 2016. Particularly, the MWH acquisition added $315.3 million to intangible assets in 2016.

Based on the unamortized intangible asset balance remaining at the end of Q1 17, we expect our amortization expense for intangible assets for the full year 2017 to be approximately $82.0 million. The actual expense may be impacted by any new acquisitions completed after Q1 17.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-16	Stantec Inc.

NET INTEREST EXPENSE

Net interest expense increased $4.5 million in Q1 17 compared to Q1 16. This increase was primarily due to a $556.4 million increase in our outstanding long-term debt at March 31, 2017, compared to March 31, 2016, that was incurred mainly for the MWH acquisition in May 2016. The balance outstanding on our current revolving credit facility and term loan was $947.3 million at March 31, 2017; our former revolving credit facility and senior secured notes was $364.5 million at March 31, 2016. The average interest rate for our current revolving credit facility and term loan was approximately 3.17% at March 31, 2017, and for our former revolving credit facility and senior secured notes was approximately 2.67% at March 31, 2016. We expect our net interest expense will decrease in 2017 going forward due to the expected repayment of our debt using cash from the sale of Innovyze. Our financing arrangements are further described in the Liquidity and Capital Resources section of this report.

Based on our credit balance at March 31, 2017, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have increased net loss for the first quarter of 2017 by $861,000 and increased basic loss per share by $0.01. If the interest rate was 0.5% lower, an equal and opposite impact on net loss and basic loss per share would have occurred.

FOREIGN EXCHANGE LOSSES AND GAINS

We recorded a $1.2 million foreign exchange loss in Q1 17 compared to a $0.1 million loss in Q1 16. These losses arose from the translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange loss reported during the quarter was caused by the volatility of daily foreign exchange rates and by the timing of the recognition and relief of foreign-denominated assets and liabilities.

We recorded a $15.6 million loss on the translation of our foreign operations in other comprehensive income in the first quarter of 2017 compared to a $48.3 million loss in the same period in 2016. These unrealized losses arose when translating our foreign operations into Canadian dollars. The loss during the first quarter of 2017 was due to the strengthening of the Canadian dollar—from US$0.74 at December 31, 2016, to US$0.75 at March 31, 2017.

We estimate that at March 31, 2017, a 1.0% decrease in foreign exchange rates, with all other variables held constant, would have decreased net loss by $3,000 for the first quarter of 2017 and decreased basic loss per share by less than $0.01. If the exchange rates increased by 1.0%, an equal and opposite impact on net loss and basic loss per share would have occurred.

INCOME TAXES

Without the impact of the $90.4 million deferred tax charge related to the sale of Innovyze, our effective income tax rate for the first quarter of 2017 would have been 27.5% compared to 27.8% for the year ended December 31, 2016. The effective tax rate of 27.5% is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. In accordance with IFRS, we do not record temporary tax differences relating to our net investments in subsidiaries if it is probable that the temporary difference will not reverse in the foreseeable future and we can control the reversal. Because the sale of Innovyze was probable at March 31, 2017, we recorded a deferred tax liability and expense of $90.4 million relating to the net investment in Innovyze. The liability and expense mainly related to the goodwill allocated to Innovyze and its undistributed profits. This deferred tax liability will reverse when we record the gain on sale and associated taxes payable in Q2 17 as further described in the Subsequent Events section of this report.

We review statutory rates, uncertain tax positions, and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-17	Stantec Inc.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016

Gross revenue	1,276.3	1,240.8	1,257.3	1,046.6
Net revenue	873.8	820.2	872.2	777.4
Net (loss) income	(58.0)	29.4	49.3	21.2
Adjusted net income (note 1)	45.8	40.4	63.0	39.5

(Loss) earnings per share – basic	(0.51)	0.26	0.43	0.20
(Loss) earnings per share – diluted	(0.51)	0.26	0.43	0.20
Adjusted EPS – basic (note 1)	0.40	0.35	0.55	0.37
Adjusted EPS – diluted (note 1)	0.40	0.35	0.55	0.37

	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015

Gross revenue	755.4	710.4	750.8	710.3
Net revenue	628.6	567.4	620.1	593.9
Net income	30.6	25.3	49.9	43.1
Adjusted net income (note 1)	37.6	32.7	55.3	42.5

EPS – basic	0.33	0.27	0.53	0.40
EPS – diluted	0.32	0.27	0.53	0.40
Adjusted EPS – basic (note 1)	0.40	0.35	0.59	0.45
Adjusted EPS – diluted (note 1)	0.40	0.34	0.58	0.45

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

Note 1: Adjusted net income and adjusted basic and diluted EPS are non-IFRS measures and are further discussed in the Definitions section of our 2016 Annual Report and this report.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue

(In millions of Canadian dollars)	Q1 17 vs. Q1 16	Q4 16 vs. Q4 15	Q3 16 vs. Q3 15	Q2 16 vs. Q2 15

Increase (decrease) in gross revenue due to
Acquisition growth	553.6	563.7	568.6	354.6
Organic growth (retraction)	(18.3)	(31.3)	(59.1)	(36.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(14.4)	(2.0)	(3.0)	17.7

Total net increase in gross revenue	520.9	530.4	506.5	336.3

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-18	Stantec Inc.

Q2 16 vs. Q2 15. During Q2 16, net income decreased $21.9 million, or 50.8%, from Q2 15, and adjusted diluted earnings per share for Q2 16 decreased $0.08, or 17.8%, compared to Q2 15. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2016 and 2017 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. The acquisition of MWH significantly added to our operating results and created a new service offering—Construction Services. Organic revenue retracted 5.1% in Q2 16 compared to Q2 15. We had strong organic revenue growth in our Infrastructure business operating unit compared to Q2 15, and our other Consulting Services business operating units retracted organically in the quarter. Our gross margin decreased—from 54.0% in Q2 15 to 53.6% in Q2 16. This decrease was due to the addition of the Construction Services business, which generates a lower margin than our Consulting Services business. In addition, there were downward margin pressures in some sectors and execution challenges with projects in our Buildings business operating unit and our Transportation sector. Our administrative and marketing expenses as a percentage of net revenue increased—from 41.2% in Q2 15 to 43.9% in Q2 16—mainly due to an increase in acquisition-related transaction costs, particularly those costs related to the MWH acquisition, as well as an increase in lease exit costs.

Q3 16 vs. Q3 15. During Q3 16, net income decreased $0.6 million, or 1.2%, from Q3 15, and adjusted diluted earnings per share for Q3 16 decreased $0.03, or 5.2%, compared to Q3 15. Net income for Q3 16 was positively impacted by an increase in revenue due to acquisitions completed in 2016 and 2017. This was partly offset by the impact of foreign exchange rates on revenue earned by our US subsidiaries and by a 7.9% organic revenue retraction. Our gross margin decreased—from 54.5% in Q3 15 to 54.2% in Q3 16. This decrease was caused by the mix of projects, downward pressures on fees in some sectors, and the addition of the lower-margin Construction Services business. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.4% in Q3 15 to 41.1% in Q3 16—mainly due to higher administrative labor costs and an increase in integration activities from the MWH acquisition. Interest expense increased $5.0 million in Q3 16 compared to Q3 15, primarily because of an increase in our outstanding long-term debt, attributable to the MWH acquisition.

Q4 16 vs. Q4 15. During Q4 16, net income increased by $4.1 million, or 16.2%, from Q4 15, and adjusted diluted earnings per share for Q4 16 increased $0.01, or 2.9%, compared to Q4 15. Net income for Q4 16 was positively impacted by a decrease in depreciation expense as a percentage of net revenue. This decrease is a result of a decrease in additions to property and equipment as a percentage of net revenue over the last two years and the fact that MWH has less depreciation as a percentage of net revenue compared to legacy Stantec. This was partly offset by an increase in amortization of intangible assets resulting from acquisitions and an increase in our net interest expense due to an increase in our outstanding long-term debt, mainly for the MWH acquisition. In addition, the effective interest rate decreased from 28.0% at Q3 16 to 27.8% at Q4 16. Our gross margin increased—from 54.1% in Q4 15 to 54.5% in Q4 16. This increase was due to higher margins in the mix of projects acquired from MWH. Our administrative and marketing expenses as a percentage of net revenue increased—from 43.7% in Q4 15 to 44.3% in Q4 16—mainly due to higher professional fees and marketing and business development labor as a percentage of net revenue.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-19	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2016:

  Balance Sheet Summary

(In millions of Canadian dollars)	Mar 31, 2017	Dec 31, 2016	$ Change	% Change

Current portion of other financial assets	17.1	20.9	(3.8)	(18.2%)
Assets held for sale	297.2	-	297.2	-
All other current assets	1,537.4	1,561.6	(24.2)	(1.5%)
Total current assets	1,851.7	1,582.5	269.2	17.0%

Goodwill	1,618.2	1,828.1	(209.9)	(11.5%)
Intangible assets	327.4	449.5	(122.1)	(27.2%)
Other financial assets	170.5	160.1	10.4	6.5%
All other assets	268.7	264.5	4.2	n/m

Total assets	4,236.5	4,284.7	(48.2)	(1.1%)

Current portion of long-term debt	267.9	91.9	176.0	191.5%
Liabilities associated with assets held for sale	41.2	-	41.2	-
All other current liabilities	870.8	980.9	(110.1)	(11.2%)
Total current liabilities	1,179.9	1,072.8	107.1	10.0%

Long-term debt	787.1	928.6	(141.5)	(15.2%)
Net employee defined benefit liability	48.2	50.5	(2.3)	(4.6%)
Deferred tax liabilities	148.3	79.6	68.7	86.3%
All other liabilities	176.5	176.7	(0.2)	(0.1%)
Equity	1,893.2	1,975.7	(82.5)	(4.2%)
Non-controlling interests	3.3	0.8	2.5	n/m

Total liabilities and equity	4,236.5	4,284.7	(48.2)	(1.1%)

n/m = not meaningful

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.74 at December 31, 2016, to US$0.75 at March 31, 2017. Other factors that impacted our long-term assets and liabilities are indicated below.

Goodwill and intangible assets decreased due to the reclassification of Innovyze’s assets to a held for sale line item on our balance sheet because at March 31, 2017, the sale of these assets was probable. Intangible assets also decreased as a result of amortization recorded in the quarter. Total current and long-term other financial assets increased $6.6 million due to an increase in holdbacks and investments held for self-insured liabilities.

Total current and long-term debt increased by $34.5 million due to an increase in our revolving credit facility but was partly offset by a decrease in notes payable from prior-year acquisitions. In accordance with our Credit Facility agreement, we are required to pay down our debt with the net proceeds of the Innovyze sale (less taxes payable and certain transaction costs); therefore, we reclassified $202.2 million of our debt from long-term to current. Deferred

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-20	Stantec Inc.

tax liabilities increased mainly due to a $90.4 million deferred tax liability recorded as a result of the Innovyze sale as further explained in the Income Taxes section of this report.

Our shareholders’ equity decreased by $82.5 million, mainly due to a $58.0 million net loss for the first quarter of 2017, $14.3 million in dividends declared, and a $13.9 million loss in other comprehensive income, resulting mainly from unrealized losses on the translation of our foreign subsidiaries. These decreases were partly offset by $2.4 million in share options exercised for cash and a $1.2 million share-based compensation expense. There were no repurchases of shares under our Normal Course Issuer Bid this quarter.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis in our 2016 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our Credit Facilities. This was the case for the MWH acquisition: we financed the acquisition through the net proceeds of both a public offering and funds drawn from our Credit Facilities (as defined and further described in the Capital Management section of this report).

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

WORKING CAPITAL

The following table summarizes working capital information at March 31, 2017, compared to December 31, 2016:

(In millions of Canadian dollars, except ratio)	Mar 31, 2017	Dec 31, 2016	$ Change

Current assets	1,851.7	1,582.5	269.2
Current liabilities	(1,179.9)	(1,072.8)	107.1
Working capital (note)	671.8	509.7	161.9
Current ratio (note)	1.57	1.48	n/a

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both are non-IFRS measures and are further discussed in the Definitions section of our 2016 Annual Report.

n/a = not applicable

Current assets increased mainly because we reclassified all long-term and current assets relating to Innovyze to a current held for sale line item on our balance sheet since at March 31, 2017, the sale of these assets was probable. In addition, trade and other receivables and unbilled revenue increased by $7.3 million. These increases in current assets were partly offset by a decrease of $16.9 million in cash and cash equivalents (further explained in the Cash Flows section of this report).

Gross revenue trade receivables decreased by 2.4%, or $18.8 million, from December 31, 2016, to March 31, 2017. During the same period, our gross trade receivables in the over-90-day aging categories decreased by 2.8%, or $3.7 million. This decrease is due to the mix of clients where, in certain cases, we may have extended payment

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-21	Stantec Inc.

terms. This mix of clients may impact our trade receivables aging categories going forward. We reduce our gross revenue trade receivables with an allowance for doubtful accounts that is calculated using historical statistics for collection and loss experience. We also allow for specific projects based on our best estimate of an allowance after assessing the collectability of the outstanding receivables balance.

Investment in trade and other receivables and in unbilled revenue decreased from 88 days at December 31, 2016, to 87 days at March 31, 2017. This decrease occurred mainly in our Energy & Resources and Environmental Services business operating units. As well, our Construction Services business has lower overall investment in trade and other receivables and in unbilled revenue (55 days at March 31, 2017) compared to Consulting Services.

Current liabilities increased primarily due to the reclassification of $202.2 million of our revolving credit facilities from long-term to current as further described in the Subsequent Events section of this report. In addition, billings in excess of costs increased by $14.4 million. These increases were partly offset by a $124.0 million decrease in trade and other payables that is mainly attributable to the timing of payroll and payments for annual employee short-term incentive award payments. In addition, the current portion of our long-term debt decreased because of a $20.7 million decrease in the current portion of notes payable for past acquisitions and a $5.5 million decrease in current finance lease obligations.

CASH FLOWS

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2017	2016	Change

Cash flows used in operating activities	(27.4)	(9.7)	(17.7)
Cash flows used in investing activities	(45.9)	(126.3)	80.4
Cash flows from financing activities	58.3	109.1	(50.8)

Cash Flows Used in Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards. The $17.7 million increase in cash flows used in operating activities in Q1 17 compared to Q1 16 resulted from an increase in cash paid to employees, which in turn was caused by an increase in the number of employees and short-term incentive awards paid in the quarter. As well, cash paid to suppliers increased because of acquisition growth and the timing of various payments. Interest paid increased by $5.4 million, mainly as a result of an increase in our level of borrowings year over year. These increases in cash outflows were partly offset by an increase in cash receipts from clients due to acquisition growth and a $14.7 million decrease in taxes paid as a result of paying less in tax instalments.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased in Q1 17 compared to Q1 16, mainly due to a decrease in cash used for business acquisitions. In Q1 17, $31.2 million was paid on notes payable from prior acquisitions compared to $107.4 million paid in Q1 16 for the Bury acquisition and notes payable from prior acquisitions. Also, in Q1 16, $6.8 million was placed in escrow for the indemnification of potential claims on acquisitions. These decreases in cash flows used in investing activities were partly offset by a $1.8 million increase in the purchase of investments held for self-insured liabilities.

We are primarily a professional services organization; therefore, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $15.7 million in Q1 17

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-22	Stantec Inc.

compared to $15.8 million in Q1 16. During the remainder of 2017, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q1 17, we financed property and equipment and software purchases through cash flows from operations.

In the Management’s Discussion and Analysis in our 2016 Annual Report, we indicated that in 2017 we expected to spend approximately $15.0 million in software additions and approximately $75.0 million in property and equipment, excluding capital assets acquired from acquisitions. Our expectations regarding these expenditures have not changed.

Cash Flows from Financing Activities

Cash flows from financing activities decreased in Q1 17 compared to in Q1 16, mainly due to the net $88.2 million decrease of cash inflows from our revolving credit facility. In addition, cash outflows decreased due to no shares being repurchased for cancellation under our Normal Course Issuer bid in Q1 17 compared to $18.2 million used for share repurchases in Q1 16. These decreases in cash flows from financing activities were partly offset by a $2.9 million increase in the payment of dividends.

CAPITAL MANAGEMENT

We manage our capital structure by maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At March 31, 2017, our net debt to EBITDA ratio was 2.38, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

In 2016, we entered into an agreement for $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches. The revolving credit facility expires May 6, 2020, and may be repaid from time to time at our option. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively) and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). Transaction costs for the Credit Facilities were $9.4 million and will be amortized over the life of the facilities. On May 5, 2017, we reached an agreement to amend certain terms of the Credit Facilities as further described in the Subsequent Events section of this report.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance, in US dollars as either a US-base rate or a LIBOR advance, or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance and by way of letters of credit. These facilities bear interest at the reference rate plus an applicable margin ranging from 0.00% to 2.75%, depending on the nature of the loan drawn and our leverage ratio (a non-IFRS measure). We will also have available additional currencies under the revolving credit facility on a case-by-case basis, depending on availability from the lenders at the time of the drawdown. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At March 31, 2017, $247.6 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our Credit Facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-23	Stantec Inc.

We were in compliance with all of these covenants as at and throughout the period ended March 31, 2017.

SHAREHOLDERS’ EQUITY

Share options exercised generated $2.4 million in cash during the first quarter of 2017 compared to $0.5 million in cash generated during the same period in 2016. No shares were repurchased under our Normal Course Issuer Bid in Q1 17.

Other

OUTSTANDING SHARE DATA

At March 31, 2017, 114,184,909 common shares and 3,528,962 share options were outstanding. From April 1, 2017, to May 10, 2017, 44,397 share options were exercised and 33,419 share options were forfeited. At May 10, 2017, 114,229,306 common shares and 3,451,146 share options were outstanding.

CONTRACTUAL OBLIGATIONS

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at March 31, 2017, on a discounted basis.

Contractual Obligations

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	1,045.2	261.7	335.6	447.5	0.4
Interest on debt	63.4	27.1	35.1	1.2	-
Operating leases	1,050.6	189.5	293.8	201.0	366.3
Finance lease obligation	12.0	7.3	3.3	1.4	-
Purchase and service obligations	72.0	28.4	30.7	12.9	-
Other obligations	42.5	8.5	9.8	1.0	23.2

Total contractual obligations	2,285.7	522.5	708.3	665.0	389.9

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 10 and 16 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2017.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our Long-Term Incentive Program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $11.8 million to the pension plans in 2017.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-24	Stantec Inc.

OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2017, we had off-balance-sheet financial arrangements relating to letters of credit for $61.7 million that expire at various dates before April 2018. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At March 31, 2017, $406.7 million in bonds—expiring at various dates before August 2021—were issued under these surety facilities. This balance relates mainly to our construction business, which requires the use of construction and performance bonds. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default.

FINANCIAL INSTRUMENTS AND MARKET RISK

At March 31, 2017, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2016 Annual Report (incorporated here by reference).

RELATED-PARTY TRANSACTIONS

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 19 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2017, and notes 13 and 34 of our audited consolidated financial statements for the year ended December 31, 2016 (included in our 2016 Annual Report and incorporated here by reference).

Outlook

The outlook for fiscal 2017 is based on our expectations described in our 2016 Annual Report in the Outlook section (incorporated here by reference). An update on our outlook targets described on pages M-58 and M-59 of the 2016 Annual Report is provided on page M-4 of this report. At March 31, 2017, our geographic outlooks had not changed materially from those described on pages M-59 to M-63 of the 2016 Annual Report.

We expect to achieve a long-term average annual compound growth rate for gross revenue of 15% through a combination of acquisition and organic growth. For 2017, we anticipate continued economic improvement in the United States; increased infrastructure spending in both Canada and the United States; increased spending in the water and wastewater sector; strong spending growth in the US transportation sector; a modest improvement in the energy and resource sectors compared to 2016; continued support for alternative project delivery (APD) methods, including public-private partnerships (P3s), in Canada with increasing opportunities for APD in the United States; and modest global economic growth offset by a moderate slowdown in the Canadian housing market.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-25	Stantec Inc.

With regards to the integration of MWH, we expect to continue to review various segments of their business, and we anticipate these segments will become fully integrated into Stantec’s legacy business during 2017. We expect that some of their Global operations will be reviewed and that integration will extend into 2018. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business. Management believes synergies associated with revenue opportunities and cross-selling capabilities, as well as back-office functions, are progressing and expect to be realized as we move through the integration phases.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2016 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 17 from those described in our 2016 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2016, audited consolidated financial statements (incorporated here by reference), except for a change in the useful lives of certain property and equipment as further described in note 2 of our interim consolidated financial statements for the quarter ended March 31, 2017 (incorporated here by reference).

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity ratio, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, backlog, adjusted EBITDA, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the first quarter ended March 31, 2017, there has been no significant change in our description of non-IFRS measures from that included in our 2016 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures (incorporated here by reference), except for adding adjusted net income as further described below. For more information, refer to this discussion in our 2016 Annual Report.

We currently use net income as a measure of our overall profitability. Management defines adjusted net income as follows:

•	Adjusted Net Income is net (loss) income as prescribed by IFRS adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out of ordinary course severance, and gains or losses on property and equipment, sale of subsidiaries, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted net income; the most directly comparable measure is net (loss) income.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-26	Stantec Inc.

We believe this non-IFRS measure is useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance) and to provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Below is a reconciliation of net (loss) income to EBITDA and adjusted EBITDA, and a reconciliation of net (loss) income to adjusted net income and EPS to Adjusted EPS.

	Quarter Ended March 31
(In thousands of Canadian dollars, except per share amounts)	2017	2016

Net (loss) income for the period	(58,006)	30,621
Add back:
Income taxes	102,741	11,908
Net interest expense	7,608	3,088
Depreciation of property and equipment	13,906	10,057
Amortization of intangible assets	23,510	10,803

EBITDA	89,759	66,477

Acquistion-related costs	234	3,454
Loss (gain) on sale of property and equipment	(45)	289

Adjusted EBITDA	89,948	70,220

	Quarter Ended March 31
(In thousands of Canadian dollars, except per share amounts)	2017	2016

Net (loss) income for the period	(58,006)	30,621
Add back:
Amortization of intangible assets related to acquisitions (note 1 )	13,210	4,329
Acquistion-related costs (note 2)	170	2,487
Loss (gain) on sale of property and equipment (note 3)	(33)	208
Deferred tax on held for sale subsidiary	90,439	-

Adjusted net income	45,780	37,645

Weighted average number of shares outstanding - basic	114,130,365	93,957,468
Weighted average number of shares outstanding - diluted	114,667,828	94,358,094

Adjusted earnings per share

Adjusted earnings per share - basic	0.40	0.40
Adjusted earnings per share - diluted	0.40	0.40

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended March 31, 2017, is net of tax of $5,011 (2016 - $1,683).

note 2: This amount for the quarter ended March 31, 2017, is net of tax of $64 (2016 - $967).

note 3: This amount for the quarter ended March 31, 2017, is net of tax of (recovery) ($12) (2016 - $81).

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-27	Stantec Inc.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2017, we adopted the following amendments (further described in note 6 of our December 31, 2016, annual consolidated financial statements and note 4 of our March 31, 2017, unaudited interim consolidated financial statements):

•	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

•	Disclosure Initiative (Amendments to IAS 7)

•	Annual Improvements (2014-2016 Cycle) (Amendments to IFRS 12 Disclosure of Interests in Other Entities)

Adopting these amendments had no impact on our financial position or performance.

FUTURE ADOPTIONS

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our March 31, 2017, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. Except as described below, there has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended March 31, 2017, the process of merging and integrating the MWH Global business into our overall internal control over financial reporting process continued.

Risk Factors

For the first quarter ended March 31, 2017, there has been no significant change in our risk factors from those described in our 2016 Annual Report; the risk factors are incorporated here by reference.

Subsequent Events

INVENTRIX ENGINEERING, INC.

On April 28, 2017, we acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix), adding 22 staff to our Company. Based in Seattle, Washington, Inventrix provides expertise in mechanical engineering. This addition will enhance the Company’s Buildings business operating unit in the United States.

LONG-TERM DEBT

On May 5, 2017, we reached an agreement to extend the maturity date of our $800 million senior secured revolving credit facility to May 6, 2021, and to redenominate tranche C of our $450 million senior secured term loan (due May 6, 2020) from US funds of $116.7 million to Canadian funds of $160.0 million.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-28	Stantec Inc.

INNOVYZE SALE

On May 5, 2017, we completed the sale of the shares of our water software business, Innovyze, for gross proceeds of US$270.0 million (approximately $359 million), less working capital adjustments and assumed indebtedness and subject to customary post-closing adjustments. We believe this sale transaction is strategically positive and will reduce an estimated $291.6 million of goodwill and intangible assets, pay down approximately $202.2 million of our debt, and result in an estimated pre-tax accounting gain of $53 million.

In accordance with IFRS, because the sale of Innovyze was probable at March 31, 2017, we recorded a $90.4 million deferred tax liability and expense in Q1 17 relating to the value of our net investment in Innovyze. This charge will reverse in Q2 17 when we record the gain on sale and current tax expense. We expect the gain for tax purposes to be approximately $344 million which is higher than the expected accounting gain because the adjusted cost base (for tax purposes) of Innovyze is approximately $13 million and the fair value grew organically over time, resulting in an estimated tax payable of $136 million.

This transaction straddles two quarters of our results; the following tables summarize the impact on Q1 17 and the estimated impact we believe this sale will have on our Q2 17 and year-to-date results.

Estimated Impact of Innovyze Transaction

(In millions of Canadian dollars except per share amounts)	Q1 17	Q2 17 Pro Forma	YTD Pro Forma

Gross proceeds	-	359	359
Working capital adjustments and transaction costs	-	(31)	(31)

Net proceeds from sale	-	328	328
Net assets on close	-	(275)	(275)

Pre-tax gain on disposal	-	53	53

Estimated Impact on Taxes, Net Income, and EPS
Current taxes payable	-	(136)	(136)
Deferred taxes previously recorded on Innovyze net assets	-	26	26
Deferred taxes recorded on held for sale classification	(90)	90	-

Income taxes expense	(90)	(20)	(110)

Impact on net income	(90)	33	(57)

Impact on EPS - basic	(0.79)	0.29	(0.50)

Impact on EPS - diluted	(0.79)	0.29	(0.50)

This table includes estimates that may be different from the actual future results due to various assumptions including those related to foreign exchange, number of weighted average shares, estimated working capital and indebtedness of Innovyze, and estimated transaction costs that are contingent on the net proceeds. (See the Caution Regarding Forward-Looking Statements section of this report).

DIVIDENDS

On May 10, 2017, we declared a cash dividend of $0.1250 per share payable on July 13, 2017, to shareholders of record on June 30, 2017.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-29	Stantec Inc.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2017 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

•	The discussion of our overall outlook in the Outlook section, including but not limited to our plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth

•	Our short-term, annual, and long-term targets and expectations for our regional and business operating units in the Results Compared to 2017 Targets and Gross and Net Revenue sections

•	Our belief that we will meet our 2017 annual targets (excluding the impact of the sale of Innovyze)

•	Our expectation on the timing for the completion of the MWH integration and the expected synergies and efficiencies of the combined business in the Outlook section

•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions in which we operate

•	Our estimate of income taxes payable associated with the Innovyze sale

•	Our expectations for the costs of the software additions and property and equipment for 2017

•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

•	Our estimate of debt reduction upon receipt of the net proceeds from the Innovyze sale

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2017, there has been no significant change in our risk factors from those described in our 2016 Annual Report that are incorporated by reference.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-30	Stantec Inc.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2017 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2017 are listed in the Outlook section beginning on page M-58 of our 2016 Annual Report. The following information updates and, therefore, supersedes those assumptions.

•	To establish our level of future cash flows, we assumed that the Canadian dollar would be US$0.77 in 2017. We also assumed that our average interest rate would remain relatively stable in 2017 compared to 2016. The Canadian dollar closed at US$0.75 on March 31, 2017, and was US$0.74 on December 31, 2016. The average interest rate for our revolving credit facility and term loan was 3.17% at March 31, 2017, compared to 3.1% at December 31, 2016. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2017 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate was 27.5% at March 31, 2017, compared to 27.8% for the year ended December 31, 2016 (further explained in the Income Taxes section of this report).

•	In our 2016 Annual Report, the Bank of Canada forecasted that GDP growth would be 2.0% in 2017, and the overnight target rate would be 0.50%. The GDP forecast for 2017 has since been revised to 2.6%.

•	In our 2016 Annual Report, the average price of WTI crude oil—according to the US Energy Information Administration—was forecasted to be $52.50 in 2017 compared to an average of $43.33 in 2016. The Administration forecasted that US crude oil production would average 9.0 million barrels a day in 2017 compared to an average of 8.9 million barrels a day in 2016. These forecasts have since been revised to an average of $52.24 and 9.2 million barrels a day in 2017.

•	In our 2016 Annual Report, the US Congressional Budget Office forecasted that real GDP growth would be 2.4% in 2017. The GDP forecast for 2017 has since been revised to 2.3%.

•	In our 2016 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,239,000 units in 2017 from the expected 1,162,000 units in 2016. This forecast has since been revised to and expected 1,240,000 units in 2017 from 1,762,000 units in 2016.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of May 10, 2017, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2017, our current practice is to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis (unaudited) March 31, 2017	M-31	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	March 31 2017 $	December 31 2016 $

ASSETS	10
Current
Cash and cash equivalents	6	194,037	210,903
Cash in escrow	6	4,189	8,844
Trade and other receivables	7	792,650	806,417
Unbilled revenue		442,904	421,829
Income taxes recoverable		41,102	46,705
Prepaid expenses		57,392	62,253
Other financial assets	8	17,103	20,890
Other assets		5,063	4,679
Assets held for sale	9	297,222	-

Total current assets		1,851,662	1,582,520
Non-current
Property and equipment		213,286	213,931
Goodwill		1,618,245	1,828,061
Intangible assets		327,354	449,530
Investments in joint ventures and associates		8,941	9,220
Deferred tax assets		31,352	26,195
Other financial assets	8	170,536	160,056
Other assets		15,103	15,155

Total assets		4,236,479	4,284,668

LIABILITIES AND EQUITY
Current
Trade and other payables	13	594,208	718,197
Deferred revenue		216,172	201,766
Income taxes payable		1,781	1,795
Long-term debt	10,21	267,864	91,876
Provisions	11	34,115	36,011
Other financial liabilities		2,671	2,378
Other liabilities	12	21,908	20,795
Liabilities associated with assets held for sale	9	41,225	-

Total current liabilities		1,179,944	1,072,818
Non-current
Long-term debt	10,21	787,089	928,586
Provisions	11	82,672	80,664
Net employee defined benefit liability		48,235	50,490
Deferred tax liabilities	9	148,313	79,592
Other financial liabilities		8,194	7,591
Other liabilities	12	85,590	88,427

Total liabilities		2,340,037	2,308,168

Shareholders’ equity
Share capital	13	874,849	871,822
Contributed surplus	13	19,278	18,736
Retained earnings		845,604	917,883
Accumulated other comprehensive income		155,112	167,287
Accumulated other comprehensive loss classified as held for sale	9	(1,683)	-

Total shareholders’ equity		1,893,160	1,975,728

Non-controlling interests		3,282	772

Total liabilities and equity		4,236,479	4,284,668

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of (Loss) Income

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	Notes	2017 $	2016 $

Gross revenue		1,276,260	755,383
Less subconsultant/subcontractor and other direct expenses		402,462	126,735

Net revenue		873,798	628,648
Direct payroll costs	17	401,420	289,509

Gross margin		472,378	339,139
Administrative and marketing expenses	5,13,17	380,734	271,677
Depreciation of property and equipment		13,906	10,057
Amortization of intangible assets		23,510	10,803
Net interest expense		7,608	3,088
Other net finance expense	10	2,189	1,128
Share of income from joint ventures and associates		(733)	(372)
Foreign exchange loss		1,216	104
Other (income) expense		(787)	125

Income before income taxes		44,735	42,529

Income taxes
Current		9,525	14,041
Deferred		2,777	(2,133)
Deferred tax on held for sale	9	90,439	-

Total income taxes		102,741	11,908

Net (loss) income for the period		(58,006)	30,621

Weighted average number of shares outstanding - basic		114,130,365	93,957,468

Weighted average number of shares outstanding - diluted		114,667,828	94,358,094

Shares outstanding, end of period		114,184,909	93,890,761

(Loss) earnings per share
Basic		(0.51)	0.33

Diluted		(0.51)	0.32

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the quarter ended March 31

(In thousands of Canadian dollars)	2017 $	2016 $

Net (loss) income for the period	(58,006)	30,621

Other comprehensive loss (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	(15,565)	(48,255)
Unrealized loss on foreign currency hedge	-	(9,982)
Net unrealized gain on available-for-sale financial assets	1,832	595
Net realized gain on available-for-sale financial assets transferred to income	(95)	-
Income tax effect on available-for-sale financial assets	(30)	(10)

Other comprehensive loss for the period, net of tax	(13,858)	(57,652)

Total comprehensive loss for the period, net of tax	(71,864)	(27,031)

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 13)	Share Capital (note 13)	Contributed Surplus (note 13)	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				30,621		30,621
Other comprehensive loss					(57,652)	(57,652)

Total comprehensive income (loss)				30,621	(57,652)	(27,031)
Share options exercised for cash	27,688	548				548
Share-based compensation expense			1,048			1,048
Shares repurchased under Normal Course Issuer Bid (note 13)	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Reclassification of fair value of share options previously expensed		148	(148)			-
Dividends declared (note 13)				(10,563)		(10,563)

Balance, March 31, 2016	93,890,761	288,060	16,593	856,422	107,977	1,269,052

Balance, December 31, 2016	114,081,229	871,822	18,736	917,883	167,287	1,975,728

Net loss				(58,006)		(58,006)
Other comprehensive loss					(13,858)	(13,858)

Total comprehensive loss				(58,006)	(13,858)	(71,864)
Share options exercised for cash	103,680	2,428				2,428
Share-based compensation expense			1,141			1,141
Reclassification of fair value of share options previously expensed		599	(599)			-
Dividends declared (note 13)				(14,273)		(14,273)

Balance, March 31, 2017	114,184,909	874,849	19,278	845,604	153,429	1,893,160

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars)	Notes	2017 $	2016 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,287,992	778,437
Cash paid to suppliers		(655,226)	(285,372)
Cash paid to employees		(647,065)	(481,877)
Interest received		665	491
Interest paid		(7,141)	(1,709)
Finance costs paid		(2,087)	(1,021)
Income taxes paid		(5,098)	(19,828)
Income taxes recovered		602	1,225

Cash flows used in operating activities	18	(27,358)	(9,654)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(31,197)	(107,398)
Cash in escrow	6	-	(6,753)
Dividend distributions from investments in joint ventures and associates		982	455
(Purchase) proceeds of investments held for self-insured liabilities		(1,606)	218
Decrease in other financial assets		174	1,114
Proceeds from lease inducements		1,453	1,764
Cash on held for sale	9	(266)	-
Purchase of intangible assets		(1,077)	(666)
Purchase of property and equipment		(14,664)	(15,133)
Proceeds on disposition of property and equipment		322	127

Cash flows used in investing activities		(45,879)	(126,272)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility		-	(20,006)
Proceeds from revolving credit facility		79,693	167,885
Payment of finance lease obligations		(11,009)	(11,197)
Repurchase of shares for cancellation	13	-	(18,210)
Proceeds from issue of share capital		2,428	548
Payment of dividends to shareholders	13	(12,834)	(9,916)

Cash flows from financing activities	18	58,278	109,104

Foreign exchange loss on cash held in foreign currency		(1,907)	(2,145)

Net decrease in cash and cash equivalents		(16,866)	(28,967)
Cash and cash equivalents, beginning of the period		210,903	67,342

Cash and cash equivalents, end of the period	6	194,037	38,375

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-8

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-9

6	Cash and Cash Equivalents	F-11

7	Trade and Other Receivables	F-11

8	Other Financial Assets	F-12

9	Held for Sale	F-13

10	Long-Term Debt	F-14

11	Provisions	F-16

12	Other Liabilities	F-17

13	Share Capital	F-18

14	Fair Value Measurements	F-20

15	Financial Instruments	F-21

16	Capital Management	F-22

17	Employee Costs	F-23

18	Cash Flow Information	F-24

19	Related-Party Disclosures	F-25

20	Segmented Information	F-25

21	Events after the Reporting Period	F-27

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. CORPORATE INFORMATION

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended March 31, 2017, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on May 10, 2017. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. BASIS OF PREPARATION

These consolidated financial statements for the quarter ended March 31, 2017, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2016, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the following:

•	Adoption of amendments to IAS 12 Income Taxes (described in note 4)
•	Adoption of amendments to IAS 7 Statement of Cash Flows (described in note 4)
•	Adoption of Annual Improvements (2014-2016 Cycle) related to IFRS 12 Disclosure of Interests in Other Entities (described in note 4)
•	Adoption of the accounting policy regarding assets held for sale (described in note 9)

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2016, annual consolidated financial statements, except for the useful lives of certain property and equipment. Based on a review of the underlying nature, physical use, and technological lives of the assets, effective January 1, 2017, depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives on a straight-line basis as follows:

	Estimated lives	Declining balance prior to 2017
Engineering equipment	5 to 10 years	20% to 30%
Office equipment	5 to 10 years	20% to 30%
Other	5 to 50 years	10% to 30%

Management believes that the change in the estimates better represent the use of these property and equipment and the change was applied prospectively. The effect of the related change in estimate for the period ended

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-7	Stantec Inc.

March 31, 2017, is an increase of consolidated depreciation expense of $338,000. It is impracticable to determine the amount of the effect in future periods since depreciation expense is impacted by additions and disposals.

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at March 31, 2017.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at March 31, 2017. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2017. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In January 2016, the International Accounting Standards Board (IASB) issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify requirements for the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, retrospectively, subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7, improving the information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017, with earlier application permitted. The additional disclosures required by the amendments are included in note 18.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) which amended IFRS 12 Disclosure of Interests in Other Entities to clarify the scope of disclosures in accordance with scope of IFRS 12. The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10-B16, apply to an entity’s held-for-sale interests. The Company has adopted the amendments retrospectively.

Future adoptions

The standards, amendments, and interpretations issued before 2017 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2016, annual consolidated financial statements. No additional standards, amendments, and interpretations were issued in the first quarter of 2017. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time, except as specifically mentioned below:

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). In April 2016, the IASB issued amendments to clarify the standard and provide additional transition relief for modified contracts and completed contracts. IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. It sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. In addition, the accounting for loss-making contracts will fall under the onerous contracts guidance in IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Company has established a cross-functional IFRS 15 implementation team that provides regular updates to the Audit and Risk Committee, including reports on the progress made on the project’s detailed work plan.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-8	Stantec Inc.

Major provisions of IFRS 15 include determining which goods and services are distinct and require separate accounting (performance obligations), determining the total transaction price, estimating and recognizing variable consideration, identifying and accounting for contract modifications, and determining whether revenue should be recognized at a point in time or over time (including guidance on measuring the stage of completion). The Company is currently assessing the potential effect of these requirements on its consolidated financial statements, including the timing of revenue recognition. It is also in the process of formulating policies and practices for estimating variable consideration and applying the constraint thereto. At this time, the Company expects to continue to recognize revenue over time for fixed-fee and variable-fee-with-ceiling contracts by referring to the stage of completion. For time-and-material contracts without stated ceilings, the Company is currently assessing whether a practical expedient could be applied which allows the recognition of revenue in the amount for which it has the right to invoice, consistent with current practices for such contracts. Because the Company is currently assessing IFRS 15, the above explanation may not fully describe the potential effect of IFRS 15 on the Company’s accounting policies and is subject to change with new facts and circumstances.

The mandatory effective date of IFRS 15 is January 1, 2018, with earlier application permitted. This standard may be adopted using a full retrospective or modified retrospective approach. The Company has not yet selected the transition method it will apply or quantified the financial reporting impact of adopting this standard.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to introduce new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. IFRS 9 requires that all financial assets be subsequently measured at amortized cost or fair value. The new standard also requires that changes in fair value attributable to a financial liability’s credit risk be presented in other comprehensive income, not in profit or loss. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective on or after January 1, 2018, on a retrospective basis subject to certain exceptions.

The Company is conducting an initial diagnostic assessment of IFRS 9, including assessing the impact that the new expected-loss impairment model will have on the timing of recognition of allowance for doubtful accounts. The Company has investments held for self-insured liabilities, including equity securities and bonds. The Company is in the process of evaluating whether to classify these equities at fair value through profit or loss (FVTPL) or at fair value through other comprehensive income (FVTOCI). If the election for FVTOCI is chosen, any subsequent gains or losses on disposal will not be recycled to income. In addition, these equity securities will no longer require an impairment test under either option. Regarding bonds, the Company is in the process of determining whether they will be classified at amortized cost, FVTOCI, or FVTPL.

5. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of (loss) income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-9	Stantec Inc.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2016

During 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury); MWH Global, Inc. (MWH); VOA Associates, Inc. (VOA); Edwards and Zuck, P.C.; and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck); and all the assets of Architecture | Tkalcic Bengert (Arch | TB).

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. At March 31, 2017, management finalized the fair value assessment for all assets and liabilities acquired from Bury and MWH. For the Bury acquisition, no adjustments were required to the initial estimates of the fair value of assets and liabilities acquired. For the MWH acquisition, all adjustments required, from the initial estimates of the fair value of net assets acquired to their final fair value, were recorded in 2016. These adjustments, as well as the final MWH purchase price allocation to all identifiable assets and liabilities acquired, are disclosed in note 7 of the Company’s December 31, 2016, annual consolidated financial statements. For all other acquisitions completed in 2016, the fair value estimates are still preliminary, pending the preparation of their final tax returns, a detailed review of their project portfolio, and the valuation of intangible assets and other assets and liabilities. There were no material measurement period adjustments recorded in the period ended March 31, 2017.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were reassessed and determined to be $29,656,000, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree
(note 8).

During the period, directly attributable acquisition-related costs of $234,000 have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisitions.

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	March 31 2017 $

Balance, beginning of the period	122,365
Other adjustments	1,706
Payments	(31,197)
Interest	377
Impact of foreign exchange	(1,137)

Total notes payable	92,114

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-10	Stantec Inc.

6. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	March 31 2017 $	March 31 2016 $

Cash	189,641	44,386
Unrestricted investments	4,396	1,037

Cash and deposits	194,037	45,423
Bank indebtedness	-	(7,048)

Cash and cash equivalents	194,037	38,375

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At March 31, 2017, and pursuant to acquisition agreements, $4,189,000 (US$3,150,000) was in escrow accounts. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable.

7. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	March 31 2017 $	December 31 2016 $

Trade receivables, net of allowance	721,410	740,665
Holdbacks, current	45,270	45,049
Other	25,970	20,703

Trade and other receivables	792,650	806,417

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	For the quarter ended March 31 2017 $	For the year ended December 31 2016 $

Balance, beginning of the period	28,245	20,858
Provision for doubtful accounts	1,976	17,013
Deductions	(956)	(8,048)
Impact of foreign exchange	(530)	(1,578)

Balance, end of the period	28,735	28,245

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-11	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

March 31, 2017	750,145	435,836	136,167	47,812	41,841	88,489
December 31, 2016	768,910	413,631	159,492	61,726	44,055	90,006

8. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	March 31 2017 $	December 31 2016 $

Investments held for self-insured liabilities	143,883	141,142
Holdbacks on long-term contracts	37,807	33,876
Indemnifications	2,310	2,350
Other	3,639	3,578

	187,639	180,946
Less current portion	17,103	20,890

Long-term portion	170,536	160,056

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive loss.

Their fair value and amortized cost are as follows:

	March 31 2017 $		December 31 2016 $
(In thousands of Canadian dollars)	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	95,415	95,160	93,005	93,105
Equity securities	46,970	38,766	46,641	39,896
Term deposits	1,498	1,498	1,496	1,496

Total	143,883	135,424	141,142	134,497

The bonds bear interest at rates ranging from 0.88% to 4.88% per annum (December 31, 2016 – 0.88% to 4.88%). Term deposits mature on or before June 2017.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	March 31 2017 $	December 31 2016 $

Within one year	14,805	18,600
After one year but not more than five years	67,895	64,762
More than five years	12,715	9,643

Total	95,415	93,005

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-12	Stantec Inc.

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 11). During 2017, the Company decreased provisions and indemnification assets relating to prior acquisitions by $17,000 (March 31, 2016 – $540,000) due to new information obtained in the period.

9. HELD FOR SALE

In the first quarter of 2017, the Company announced it signed an agreement for the sale of the shares of its software business, Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze), to the EQT Mid Market US Fund, part of the international alternative investments firm EQT. The agreement was subject to customary conditions and regulatory approvals (note 21).

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Such assets and liabilities are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification and subsequent gains or losses on remeasurement are recognized in the consolidated statements of (loss) income. Innovyze was classified as held for sale during the quarter therefore, amortization or depreciation is no longer recorded on the assets after March 31, 2017.

The major classes of assets and liabilities and accumulated other comprehensive loss related to Innovyze and classified as held for sale were as follows:

(In thousands of Canadian dollars)	March 31 2017 $

Assets
Cash and cash equivalents	266
Trade and other receivables	2,748
Unbilled revenue	706
Prepaid expenses	231
Property and equipment	297
Goodwill	195,963
Intangible assets	95,643
Deferred tax assets	1,368

Total assets held for sale	297,222

Liabilities
Trade and other payables	3,071
Deferred revenue	9,147
Income taxes payable	1,071
Provisions	94
Deferred tax liabilities	27,729
Other financial liabilities	106
Other liabilities	7

Total liabilities associated with assets held for sale	41,225

Accumulated other comprehensive loss classified as held for sale	(1,683)

Innovyze was acquired as part of the MWH acquisition and forms part of the Company’s Consulting Services–US and Consulting Services–Global reportable segments. Innovyze’s goodwill classified as held for sale has $106,466,000 allocated from Consulting Services–US and $89,497,000 from Consulting Services–Global. The accumulated other comprehensive loss related to the assets and liabilities classified as held for sale consists of the unrealized cumulative foreign exchange differences on the translation of Innovyze.

Deferred taxes are not recognized for temporary differences relating to the investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-13	Stantec Inc.

the foreseeable future. As a result of the pending sale of Innovyze, the reversal of temporary differences relating to the investment in Innovyze was considered probable at March 31, 2017, and a deferred tax expense of $90,439,000 was recognized in the consolidated statements of (loss) income.

10. LONG-TERM DEBT

(In thousands of Canadian dollars)	Note	March 31 2017 $	December 31 2016 $

Notes payable		95,656	127,153
Revolving credit facilities		494,443	416,130
Term loan		452,896	454,106
Finance lease obligations		11,958	23,073

		1,054,953	1,020,462
Less current portion	21	267,864	91,876

Long-term portion	21	787,089	928,586

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at March 31, 2017, was 3.45% (December 31, 2016 – 3.45%). The notes may be supported by promissory notes and are due at various times from 2017 to 2019. The aggregate maturity value of the notes at March 31, 2017, was $97,498,000 (December 31, 2016 – $129,413,000). At March 31, 2017, $90,794,000 (US$68,271,000) (December 31, 2016 – $122,333,000 (US$91,110,000)) of the notes’ carrying amount was payable in US funds.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. This agreement allows the Company access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2020, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). The term loan was recorded net of transaction costs of $3,341,000, which are amortized over the life of the three tranches.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs. The Credit Facilities contain restrictive covenants (note 16).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-14	Stantec Inc.

At March 31, 2017, $186,186,000 (US$140,000,000) of the revolving credit facility was payable in US funds, $304,000,000 in Canadian funds, and $4,257,000 (EUR$3,000,000) in Euro funds. At December 31, 2016, $114,130,000 (US$85,000,000) of the revolving credit facility was payable in US funds and $302,000,000 was payable in Canadian funds. At March 31, 2017, $155,199,000 (US$116,700,000) (December 31, 2016 – $156,693,000 (US$116,700,000)) of the term loan was payable in US funds and $300,000,000 (December 31, 2016 – $300,000,000) was payable in Canadian funds. The average interest rate applicable at March 31, 2017, for the Credit Facilities was 3.17% (December 31, 2016 – 3.13%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At March 31, 2017, the Company had issued and outstanding letters of credit that expire at various dates before April 2018, are payable in various currencies, and total $57,989,000 (December 31, 2016 – $54,729,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2017, $247,568,000 (December 31, 2016 – $329,141,000) was available in the revolving credit facility for future activities.

At March 31, 2017, there were $3,665,000 (December 31, 2016 – $3,628,000) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before April 2018.

The Company previously had a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allowed the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. It was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. As a result of entering into the agreement for the Credit Facilities, this facility was cancelled during the quarter ended June 30, 2016.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2017, the Company issued bonds under these surety facilities totaling $162,000 (December 31, 2016 – $162,000) in Canadian funds, $405,221,000 (US$304,700,000) (December 31, 2016 – $430,630,000 (US$320,719,000)) in US funds, and $1,340,000 (December 31, 2016 – $1,320,000) in other foreign currencies. These bonds expire at various dates before August 2021.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At March 31, 2017, finance lease obligations included finance leases bearing interest at rates ranging from 1.40% to 5.93% (December 31, 2016 – 1.37% to 5.93%). These finance leases expire at various dates before November 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	March 31 2017 $	December 31 2016 $

Within one year	7,389	12,902
After one year but not more than five years	4,765	10,405

Total minimum lease payments	12,154	23,307

Present value of minimum lease payments	11,958	23,073

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-15	Stantec Inc.

11. PROVISIONS

(In thousands of Canadian dollars)	March 31 2017 $	December 31 2016 $

Provision for self-insured liabilities	71,506	69,394
Provisions for claims	23,599	25,210
Onerous contracts	9,042	10,792
End of employment benefit plans	12,640	11,279

	116,787	116,675
Less current portion	34,115	36,011

Long-term portion	82,672	80,664

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, the provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of (loss) income and financial position. Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	For the quarter ended March 31 2017 $	For the year ended December 31 2016 $

Provision, beginning of the period	69,394	61,480
Current-period provision	4,751	10,453
Claims from acquisitions	-	8,046
Payment for claims settlement	(2,222)	(9,612)
Impact of foreign exchange	(417)	(973)

Provision, end of the period	71,506	69,394

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At March 31, 2017, the long-term portion was $65,975,000 (December 31, 2016 – $64,037,000).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-16	Stantec Inc.

Provisions for claims

(In thousands of Canadian dollars)	For the quarter ended March 31 2017 $	For the year ended December 31 2016 $

Provisions, beginning of the period	25,210	13,277
Current-period provisions	342	2,316
Claims from acquisitions	-	23,639
Claims paid or otherwise settled	(1,756)	(11,289)
Impact of foreign exchange	(197)	(2,733)

Provisions, end of period	23,599	25,210

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 8).

Onerous contracts

(In thousands of Canadian dollars)	For the quarter ended March 31 2017 $	For the year ended December 31 2016 $

Liability, beginning of the period	10,792	10,693
Current-period provisions	(171)	4,319
Resulting from acquisitions	-	2,462
Costs paid or otherwise settled	(1,584)	(6,582)
Impact of foreign exchange	5	(100)

Liability, end of the period	9,042	10,792

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024.

12. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	March 31 2017 $	December 31 2016 $

Deferred gain on sale leaseback		918	1,080
Lease inducement benefits		53,520	50,322
Lease disadvantages		4,270	4,840
Deferred share units payable	13	16,331	16,150
Other cash-settled share-based compensation	13	5,017	8,042
Liability for uncertain tax positions		27,442	28,788

		107,498	109,222
Less current portion		21,908	20,795

Long-term portion		85,590	88,427

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-17	Stantec Inc.

13. SHARE CAPITAL

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 9, 2016, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid, which enables it to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017. No common shares were repurchased for cancellation in 2017. During 2015, the Company filed a Normal Course Issuer Bid with the TSX, which enabled it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. During the first quarter of 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings.

During the first quarter of 2017, the Company recognized a share-based compensation expense of $2,610,000 (March 31, 2016 – $883,000) in administrative and marketing expenses in the consolidated statements of (loss) income. Of the amount expensed, $1,141,000 (March 31, 2016 – $1,048,000) related to the amortization of the fair value of options granted and was increased by $1,469,000 (March 31, 2016 – reduced by $165,000) related to the cash-settled share-based compensation (deferred share units (DSUs) and performance share units (PSUs)).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2017.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 9, 2016	December 30, 2016	January 12, 2017	0.1125	12,834,000
February 22, 2017	March 31, 2017	April 13, 2017	0.1250	-

At March 31, 2017, trade and other payables included $14,273,000 (December 31, 2016 – $12,834,000) related to the dividends declared on February 22, 2017.

Share-based payment transactions

The Company has a Long-Term Incentive Plan that uses share options and PSUs. The Company also has a DSU plan for the board of directors. During the first quarter of 2017, no share options or PSUs were granted.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-18	Stantec Inc.

a) Share options

The Company has granted share options to officers and employees to purchase 3,528,962 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	For the quarter ended March 31 2017		For the year ended December 31 2016
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	3,655,020	28.33	2,980,601	26.17
Granted	-	-	995,904	32.83
Exercised	(103,680)	23.42	(254,156)	19.76
Forfeited	(22,378)	32.50	(67,329)	31.45

Share options, end of the period	3,528,962	28.45	3,655,020	28.33

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions.

At March 31, 2017, 2,266,307 (March 31, 2016 – 2,067,595) share options were exercisable at a weighted average price of $26.12 (March 31, 2016 – $23.66). At March 31, 2017, 3,528,962 share options with a dilutive effect of 537,463 were excluded from the weighted average number of shares outstanding calculation because their effect would have been antidilutive. At March 31, 2016, no share options were antidilutive.

b) Performance share units

Under the Company’s Long-Term Incentive Plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the quarter, 155,982 units were paid at a value of $4,361,000, 1,481 PSUs were issued (March 31, 2016 –1,291), and no units were forfeited (March 31, 2016 – nil). At March 31, 2017, 421,554 PSUs were outstanding at a fair value of $11,433,000 (December 31, 2016 – 576,055 PSUs were outstanding at a fair value of $15,452,000).

c) Deferred share units

The Company also has a DSU plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the quarter, 10,137 DSUs (March 31, 2016 – 9,699) were issued. At March 31, 2017, 476,502 DSUs were outstanding at the fair value of $16,331,000 (December 31, 2016 – 466,365 DSUs were outstanding at a fair value of $16,150,000).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-19	Stantec Inc.

14. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following categories:

•	Level 1 – quoted market prices

•	Level 2 – valuation techniques (market observable)

•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2017, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended March 31, 2017, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at March 31, 2017:

(In thousands of Canadian dollars)	Note	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	8	143,883	-	143,883	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at March 31, 2017:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	10	96,250	-	96,250	-

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-20	Stantec Inc.

The fair value of notes payable are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

15. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which, at March 31, 2017, was $1,174,876,000 (December 31, 2016 – $1,203,532,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equities, and term deposits. The Company believes the risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at March 31, 2017, was 55 days (December 31, 2016 – 57 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at March 31, 2017, was $247,568,000 (December 31, 2016 – $329,141,000). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 16).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

December 31, 2016
Trade and other payables	718,197	718,197	-	-
Long-term debt	1,022,956	92,390	929,478	1,088
Other financial liabilities	9,969	2,378	7,591	-

Total contractual obligations	1,751,122	812,965	937,069	1,088

March 31, 2017
Trade and other payables	594,208	594,208	-	-
Long-term debt	1,056,990	268,334	787,598	1,058
Other financial liabilities	10,865	2,671	8,194	-

Total contractual obligations	1,662,063	865,213	795,792	1,058

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-21	Stantec Inc.

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 10.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at March 31, 2017, was 0.5% higher, with all other variables held constant, net loss would have increased by $861,000. If it was 0.5% lower, an equal and opposite impact on net loss would have occurred.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net (loss) income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts.

If exchange rates were 1.0% lower at March 31, 2017, with all other variables held constant, net loss would have decreased by $3,000. If they were 1.0% higher, an equal and opposite impact on net loss would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices at March 31, 2017, would have decreased the Company’s comprehensive loss by $339,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive loss.

16. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually, monitored quarterly, and is the same target as 2016.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-22	Stantec Inc.

March 31, 2017, was 2.38 (December 31, 2016 – 2.38), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the three months ended March 31, 2017.

17. EMPLOYEE COSTS

		For the quarter ended March 31

(In thousands of Canadian dollars)	Note	2017 $	2016 $

Wages, salaries, and benefits		625,241	450,055
Pension costs		19,507	13,471
Share-based compensation	13	2,610	883

Total employee costs		647,358	464,409

Direct labor		401,420	289,509
Indirect labor		245,938	174,900

Total employee costs		647,358	464,409

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of (loss) income. Included in pension costs is $18,926,000 (March 31, 2016 – $13,471,000) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-23	Stantec Inc.

18. CASH FLOW INFORMATION

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended March 31

(In thousands of Canadian dollars)	2017 $	2016 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income for the period	(58,006)	30,621
Add (deduct) items not affecting cash:
Depreciation of property and equipment	13,906	10,057
Amortization of intangible assets	23,510	10,803
Deferred income taxes	93,216	(2,133)
(Gain) loss on sale of property and equipment	(45)	289
Realized gain on available-for-sale equity securities	(95)	-
Share-based compensation	2,610	883
Provision for self-insured liabilities and claims	5,093	3,420
Share of income from joint ventures and associates	(733)	(372)
Other non-cash items	(2,083)	875

	77,373	54,443

Trade and other receivables	(2,589)	74,310
Unbilled revenue	(27,015)	(49,393)
Prepaid expenses	3,957	282
Income taxes recoverable	4,860	(4,937)
Trade and other payables	(110,751)	(80,314)
Deferred revenue	26,807	(4,045)

	(104,731)	(64,097)

Cash flows used in operating activities	(27,358)	(9,654)

A reconciliation of liabilities arising from financing activities is as follows:

	January 1,	Statement of cash flows		Non-cash changes		March 31,
	2017 $					2017 $
(In thousands of Canadian dollars)		Proceeds	Repayments or Payments	Foreign Exchange	Other

Revolving credit facilities	416,130	79,693	-	(1,380)	-	494,443
Term loan	454,106	-	-	(1,494)	284	452,896
Finance lease obligations	23,073	-	(11,009)	(106)	-	11,958
Dividends to shareholders	12,834	-	(12,834)	-	14,273	14,273

Total liabilities from financing activities	906,143	79,693	(23,843)	(2,980)	14,557	973,570

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-24	Stantec Inc.

19. RELATED-PARTY DISCLOSURES

At March 31, 2017, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2016, annual consolidated financial statements. The Company also enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services entered into in the normal course of business and, during the quarter, were not materially different from those disclosed in the Company’s December 31, 2016, annual consolidated financial statements.

Compensation of key management personnel and directors of the Company

		For the quarter ended March 31

(In thousands of Canadian dollars)	Note	2017 $	2016 $

Salaries and other short-term employment benefits		3,120	3,228
Directors’ fees		225	312
Share-based compensation	13	941	(157)

Total compensation		4,286	3,383

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting quarter. Share-based compensation includes the fair value adjustment for the quarter.

20. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

In the first quarter of 2016, the Company had three operating segments: Canada, the United States, and International. These operating segments were aggregated into one reportable segment: Consulting Services. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company has four reportable segments: Construction Services and Consulting Services by geography—Canada, the United States, and Global. No operating segments are aggregated to form the reportable segments. Comparative information was restated to conform to this presentation.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s-length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the “adjustments and eliminations” column.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-25	Stantec Inc.

Reportable segments

	For the quarter ended March 31, 2017

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	289,446	591,149	154,844	277,280	1,312,719	(36,459)	1,276,260
Less inter-segment revenue	8,494	5,101	17,717	5,147	36,459	(36,459)	-

Gross revenue from external customers	280,952	586,048	137,127	272,133	1,276,260	-	1,276,260
Less subconsultants and other direct expenses	32,470	132,226	34,635	203,131	402,462	-	402,462

Total net revenue	248,482	453,822	102,492	69,002	873,798	-	873,798

Gross margin	132,978	254,237	59,357	25,806	472,378	-	472,378

	For the quarter ended March 31, 2016

	Consulting Services					Adjustments
				Construction	Total	and
	Canada	United States	Global	Services	Segments	Eliminations	Consolidated
(In thousands of Canadian dollars)	$	$	$	$	$	$	$

Total gross revenue	305,448	436,834	28,204	-	770,486	(15,103)	755,383
Less inter-segment revenue	6,559	3,259	5,285	-	15,103	(15,103)	-

Gross revenue from external customers	298,889	433,575	22,919	-	755,383	-	755,383
Less subconsultants and other direct expenses	32,308	89,426	5,001	-	126,735	-	126,735

Total net revenue	266,581	344,149	17,918	-	628,648	-	628,648

Gross margin	144,468	185,593	9,078	-	339,139	-	339,139

Geographic information: Non-current assets

	March 31	December 31
	2017	2016
(In thousands of Canadian dollars)	$	$

Canada	462,957	471,166
United States	1,294,500	1,479,834
Other countries	401,428	540,522

Total non-current assets	2,158,885	2,491,522

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-26	Stantec Inc.

Geographic information: Gross revenue

	For the quarter ended
	March 31

	2017	2016
(In thousands of Canadian dollars)	$	$

Canada	284,578	298,889
United States	764,806	433,575
Other countries	226,876	22,919

Total gross revenue from external customers	1,276,260	755,383

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended
	March 31

	2017	2016
(In thousands of Canadian dollars)	$	$

Consulting Services
Buildings	228,701	214,819
Energy & Resources	116,333	85,440
Environmental Services	159,675	122,009
Infrastructure	264,313	247,177
Water	235,105	85,938
Construction Services	272,133	-

Total gross revenue from external customers	1,276,260	755,383

The Company’s organizational structure for consulting services was realigned from four to five business operating units effective January 1, 2017. The allocation of gross revenue to services was reclassified for comparative figures due to these changes.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

21. EVENTS AFTER THE REPORTING PERIOD

Inventrix Engineering, Inc.

On April 28, 2017, the Company acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) for cash consideration. Inventrix is based in Seattle, Washington. Inventrix provides expertise in mechanical engineering. This addition will enhance the Company’s Buildings business operating unit in the United States.

Innovyze Inc.

On May 5, 2017, the Company completed the sale of the shares of its software business, Innovyze (note 9), for gross proceeds of US$270,000,000 less working capital adjustments and assumed indebtedness and subject to customary post-closing adjustments. Net proceeds on the sale will be finalized once the financial statements of Innovyze as at May 5, 2017, are completed. Based on preliminary estimates of working capital and indebtedness, net proceeds are estimated to be approximately $344,700,000. Certain transaction costs are contingent on the close and are calculated based on the net proceeds received. These transaction costs are estimated to be approximately $17,000,000. Based on these preliminary estimates, the pre-tax gain on the disposition is estimated to be approximately $53,000,000 and the estimated taxes payable on the sale is $136,200,000. In accordance with the Credit Facility agreement, the Company is required to use the net proceeds on sale, less taxes payable and certain transaction costs, to reduce its long-term

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-27	Stantec Inc.

debt in Q2 17 which is estimated to be $202,200,000. The above estimates are based on foreign exchange rates as at March 31, 2017, and may change due to foreign exchange fluctuations.

Long-Term Debt

On May 5, 2017, the Company reached an agreement to extend the maturity date of its $800 million senior secured revolving credit facility to May 6, 2021, and to redenominate tranche C of its $450 million senior secured term loan (due May 6, 2020) from US funds of $116.7 million to Canadian funds of $160.0 million.

Dividend

On May 10, 2017, the Company declared a dividend of $0.1250 per share, payable on July 13, 2017, to shareholders of record on June 30, 2017.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2017	F-28	Stantec Inc.

Shareholder Information

Head Office
200, 10160 – 112 Street
Edmonton, Alberta
T5K 2L6 Canada

Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare
Calgary, Alberta

Auditor
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on
the Toronto Stock Exchange
and the New York Stock Exchange
under the symbol STN.

Stantec